United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MICT, INC.

(Name of Subject Company)

MICT, INC.

(Name of Person(s) Filing Statement)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

595117102 (Common Stock)

(CUSIP Number of Class of Securities)

David Lucatz

President and Chief Executive Officer

MICT, Inc.

28 West Grand Avenue, Suite 3

Montvale, New Jersey 07645

(201) 225-0190

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With a copy to:

KENNETH R. KOCH, ESQ.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

666 Third Avenue

New York, New York 10017

(212) 935-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information

(a) The name of the subject company is MICT, Inc., a Delaware corporation (the “Company” or “MICT”), the address of the principal executive office of the Company is 28 West Grand Avenue, Suite 3, Montvale, NJ 07645, and its telephone number at such address is (201) 225-0190.

(b) The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits hereto and any information incorporated herein by reference, this “Statement”) relates is the shares of common stock, par value $0.001 per share (the “Common Stock”) of the Company. As of February 19, 2019, 9,422,115 shares of Common Stock were issued and outstanding.

Item 2. Identity and Background of Filing Person

(a) Name and Address

This Statement is being filed by the Company. The name, business address, and business telephone number of the Company are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b) Tender Offer

This Statement relates to the tender offer by BNN Technology PLC, a United Kingdom private limited company (“BNN”). BNN is offering to purchase up to 20% of the outstanding shares of MICT Common Stock from the public stockholders of MICT at a price per share of $1.65 (the “Offer Price”), net to the seller in cash (the “Offer”). The Offer is described in a Tender Offer Statement filed by BNN under cover of Schedule TO with the United States Securities and Exchange Commission (the “SEC”) on February 5, 2018 (together with all exhibits thereto and subsequent amendments thereto, the “Schedule TO”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated as of February 5, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed herewith as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, and which are incorporated herein by reference, and in the Acquisition Agreement entered into on December 18, 2018 by and among MICT, BNN, Global Fintech Holdings Ltd., a British Virgin Islands corporation (“GFH”), GFH Merger Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of GFH (“Merger Sub”), Brookfield Interactive (Hong Kong) Limited, a Hong Kong company and a subsidiary of BNN (“BI China”), ParagonEx LTD, a British Virgin Islands company (“ParagonEx”), certain holders of ParagonEx’s outstanding ordinary shares and a trustee thereof, and Mark Gershinson, in the capacity as the representative of the ParagonEx sellers (collectively, the “Acquisition Parties”) (the “Acquisition Agreement”), a copy of which is filed herewith as Exhibit (e)(1) and which is incorporated herein by reference. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Acquisition Agreement.

The completion of the Offer is subject to the satisfaction or waiver of certain conditions set forth in the Offer to Purchase, including, among other things, that: (i) the Acquisition Agreement has not been terminated, (ii) the consummation of the Offer and the purchase of the shares of Common Stock being tendered shall not (1) cause the Common Stock to be held of record by fewer than 300 round lot holders, or (2) require, pursuant to one or more Nasdaq rules or regulations, that MICT obtain stockholder approval in connection therewith; and (iii) no action or proceeding has been instituted by any government or governmental authority or agency before any court or governmental authority or agency, (a) challenging or seeking to make illegal, to delay or otherwise, directly or indirectly, to restrain or prohibit the making of the Offer (or the acceptance for payment of some or all of the shares sought by BNN) or the transactions contemplated by the Acquisition Agreement, (b) seeking to obtain material damages or otherwise directly or indirectly relating to the Offer or the transactions contemplated by the Acquisition Agreement, (c) seeking to impose limitations on BNN’s ability or that of any of its subsidiaries or affiliates effectively to exercise any rights as record or beneficial owner of shares of Common Stock acquired or owned by BNN or any of its subsidiaries or affiliates, including, without limitation, the right to vote any shares of Common Stock acquired or owned by BNN or any of its subsidiaries or affiliates on all matters properly presented to MICT’s stockholders, or (d) that otherwise would reasonably be expected to result in a material adverse effect.

The Acquisition Agreement contemplates, following the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Acquisition Agreement, a business combination consisting of: (1) a merger between MICT and Merger Sub, with MICT continuing as the surviving entity, and as a result of which each issued and outstanding share of common stock of MICT will be converted automatically into 0.93 GFH Ordinary Shares (defined hereinafter) (the “Merger”), (2) an acquisition by GFH of all the issued and outstanding securities of BI China from BNN and the other BI China sellers in exchange for newly issued GFH Ordinary Shares, and (3) an acquisition by GFH of all the issued and outstanding ParagonEx ordinary shares from the ParagonEx sellers in exchange for a combination of cash, notes and newly issued GFH Ordinary Shares (collectively, the “Business Combination”); as well as a spin-off of MICT’s current business assets, including MICT’s interest in Micronet Ltd., a partially owned subsidiary of MICT (“Micronet”), to MICT’s Stockholders who retain shares of MICT after the Offer, provided that seven percent (7%) of the shares of Micronet otherwise distributable to stockholders of MICT will be held back for issuance to Sunrise (as defined below) or its affiliates (the “Spin-Off”).

Subject to the terms and conditions of the Acquisition Agreement, and assuming that none of the shares of MICT common stock are purchased by BNN in connection with the Offer, MICT’s Stockholders will own approximately 5.27% of GFH after giving effect to the transactions contemplated by the Acquisition Agreement.

The Schedule TO states that the principal executive office of BNN is located at First Floor Mallory House, Goostrey Way, Knutsford, Chesire, W167GY, United Kingdom, and its telephone number at such address is +44 (0) 1565-872990.

The foregoing summary of the Offer, the Acquisition Agreement, and the Transactions is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal as well as the full text of the Acquisition Agreement, all of which are incorporated herein by reference. MICT does not take any responsibility for the accuracy or completeness of any information described herein and contained in the Schedule TO, including information concerning BNN, GFH or ParagonEx, or their respective affiliates, officers, or directors, or actions or events with respect to any of them. The Company takes no responsibility for the accuracy or completeness of such information or for any failure by BNN to disclose events or circumstances that may have occurred and may affect the significance, completeness, or accuracy of any such information.

The information relating to the Offer, including the Offer to Purchase and related documents and this Statement, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations, and Agreements

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of MICT, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between MICT or its affiliates, on the one hand, and (1) its executive officers, directors or affiliates or (2) BNN or its respective executive officers, directors or affiliates, on the other hand. MICT’s board of directors (the “MICT Board” or the “Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Acquisition Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Relationship between MICT and BNN

In January 2018, BNN approached David Lucatz, MICT’s President and Chief Executive Officer, about potentially purchasing a portion of Mr. Lucatz’ equity in MICT. This evolved in February 2018 into a discussion as to the possibility of BNN and ParagonEx doing a transaction directly with MICT. Those discussions culminated in a confidentiality and exclusivity agreement being executed on April 23, 2018. After some discussion, the parties did not appear to be close on relative valuations, and the exclusivity agreement was terminated on May 8, 2018, as were all negotiations regarding any contemplated transaction.

Subsequently, in mid-June 2018, BNN again reached out to Mr. Lucatz with a view to acquiring a portion of Mr. Lucatz’ equity in MICT. This culminated in the entrance into a stock purchase agreement dated June 21, 2018 between BNN and D.L. Capital Ltd., a private company organized under the laws of Israel and controlled by Mr. Lucatz (“DLC”), pursuant to which BNN purchased 1,363,000 shares of MICT Common Stock at a price for $1.65 per share, which represented a 14.89% stake in MICT. Such purchase contemplated that BNN would subsequently launch a tender offer for MICT Common Stock, thereby providing MICT’s stockholders with the option to cash out at a price of $1.65 per share (subject to a pro rata reduction if more shares were tendered than those BNN offered to purchase in the Offer), and that the MICT Board would engage in further discussions about a larger series of transactions with BNN and ParagonEx.

As of February 19, 2019, BNN continues to own 1,363,000 shares of MICT Common Stock, equal to approximately 14.47% of the issued and outstanding Common Stock as of the date thereof.

Material Arrangements Relating to the Offer

Letter of Intent

On July 2, 2018, MICT and BNN entered into a non-binding letter of intent (the “LOI”) that provided for the following transactions to occur by and among MICT, BNN and/or ParagonEx, as applicable: (i) BNN would seek to acquire, through a third-party cash tender offer at a price of at least $1.65, an additional approximately 35% stake in the Company (in addition to the 14.89% stake acquired on June 21, 2018), with a view to owning at least 50.1% of MICT’s issued shares of Common Stock; (ii) BNN, ParagonEx and MICT would enter into a business combination, which was initially contemplated to be structured whereby BNN and ParagonEx would be acquired by MICT in exchange for cash and securities; (iii) all of the shares of Micronet, MICT’s Israel-based partially owned subsidiary company, held by MICT in advance of the closing of the business combination would be spun-off to MICT’s stockholders of record that remained stockholders of MICT after the completion of the tender offer; and (iv) the combined entity would raise a minimum of between $26-$36 million from major global institutional investors in a private placement.

Acquisition Agreement

The Acquisition Agreement was entered into on December 18, 2018 by and among MICT, BNN, GFH, Merger Sub, BI China, ParagonEx, certain holders of ParagonEx’s outstanding ordinary shares and a trustee thereof, and Mark Gershinson, in the capacity as the representative of the ParagonEx sellers. The summary of the material provisions of the Acquisition Agreement contained in Section 14 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. Such summaries and descriptions are qualified in their entirety by reference to the Acquisition Agreement.

The Acquisition Agreement governs the contractual rights among the Acquisition Parties in relation to, among other matters, the Offer, the Business Combination, and the Spin-Off. The Acquisition Agreement has been included as Exhibit (e)(1) to this Schedule 14D-9 to provide MICT’s stockholders with information regarding the terms of the Acquisition Agreement. The Acquisition Agreement contains representations and warranties made by the Acquisition Parties. Neither the inclusion of the Acquisition Agreement nor the summary thereof is intended to modify or supplement any factual disclosures about MICT or any of the other Acquisition Parties in MICT’s public reports filed with the SEC. For example, certain representations and warranties in the Acquisition Agreement were used for the purpose of allocating risk among the Acquisition Parties, rather than establishing matters of fact. The representations and warranties set forth in the Acquisition Agreement may also be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the United States Securities and Exchange Commission (the “SEC”) and in some cases were qualified by disclosures that were made by each party to the other, which disclosures may not be reflected in the Acquisition Agreement. Moreover, information concerning the subject matter of the representations and warranties of the Acquisition Parties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date as of which the representations and warranties were made for purposes of the Acquisition Agreement, and subsequent developments or new information qualifying a representation or warranty may be included in this Schedule 14D-9. Accordingly, the representations and warranties in the Acquisition Agreement may not constitute the actual state of facts about the Acquisition Parties. MICT’s stockholders are not third-party beneficiaries of the Acquisition Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Acquisition Parties or any of their respective subsidiaries or affiliates.

Voting Agreement

In connection with the execution and delivery of the Acquisition Agreement, Mr. Lucatz, on behalf of his affiliates that are stockholders of MICT (the “Stockholder”), entered into a voting agreement (the “Voting Agreement”) pursuant to which, during the term of such agreement, the Stockholder has agreed to certain actions in support of the transactions contemplated by the Acquisition Agreement and will, at every meeting of the stockholders of MICT called for such purpose, and at every adjournment or postponement thereof (or in any other circumstances upon which a vote, consent or approval is sought, including by written consent), not vote any of its shares of MICT Common Stock at such meeting in favor of, or consent to, and will vote against and not consent to, the approval of any alternative proposal that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay or adversely affect in any material respect the transactions contemplated by the Acquisition Agreement. The Voting Agreement shall terminate, among other reasons, upon the termination of the Acquisition Agreement and if the Offer is terminated, withdrawn or otherwise not consummated.

This summary does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated by reference herein.

Lock-Up Agreements

The Acquisition Agreement required that any stockholders of MICT who shall own in excess of 3% of the ordinary shares of GFH (the “GFH Ordinary Shares”) that shall be issued and outstanding after consummation of the Transactions enter into lock-up agreements (the “MICT Lock-Up Agreement”). Pursuant to the Lock-Up Agreement, any such stockholders would be prohibited from selling or transferring the GFH Ordinary Shares they received for the period ending on the earlier of twelve (12) months following the Closing Date or the date such stockholders own less than three percent (3%) of the issued and outstanding GFH Ordinary Shares as a result of dilution of their ownership interest. As of the signing of the Acquisition Agreement, it was determined that no stockholders of MICT shall own in excess of 3% of the GFH Ordinary Shares, and no MICT stockholders were thus required to enter into the MICT Lock-up Agreement.

BNN has, and the ParagonEx Sellers shall, enter into lock-up agreements on substantially the same terms and conditions as the MICT Lock-Up Agreement, except that the lock-up period for the ParagonEx Sellers shall be six (6) months.

This summary does not purport to be complete and is qualified in its entirety by reference to the Form of Lock-Up Agreement, which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated by reference herein.

Consideration for Shares Tendered Pursuant to the Offer

If MICT’s current directors and executive officers who own shares of Common Stock tender their shares for purchase pursuant to the Offer, they will receive the same cash consideration for their shares on the same terms and conditions as the other stockholders of MICT, as described herein. If the Business Combination is consummated, any shares of Common Stock held of record or beneficially owned by a current director or executive officer that are not tendered into the Offer will be converted into the right to receive their pro rata portion of the shares of Micronet that would be spun-off pursuant to the Spin-Off, and to receive their pro rata portion of the shares of GFH in connection with the Merger. No current directors or executive officers have entered into any binding agreements, in their respective capacities as stockholders of MICT, to tender any of all of their shares of Common Stock.

The approximate value of the cash payments that each current director and executive officer of MICT would receive in exchange for his or her shares of Common Stock in the Offer if they were to tender such shares is set forth in the table below. This information is based on the number of shares of Common Stock directly or indirectly owned by such individuals as of February 19, 2019. Given that the Offer is only to purchase up to 20% of MICT’s outstanding shares of Common Stock, the amounts described below are subject to a pro rata reduction to reflect such 20% threshold, as well as any other shares of MICT Common Stock that are tendered by stockholders other than MICT’s current directors and executive officers. These numbers do not reflect any future share issuances or dispositions that may occur between February 19, 2019 and the Effective Time.

Name	Number of Shares of Common Stock Beneficially Owned (excluding Equity Awards)	Transaction Consideration for Shares
Executive Officers and Directors
David Lucatz (1)
President and Chief Executive Officer	1,234,200	$2,036,430
Moran Amran
Controller	7,500	$12,375
Chezy (Yehezkel) Ofir
Director	25,000	$41,250
Jeffrey Bialos (2)
Director	122,424	$202,000
Miki Balin
Director	25,000	41,250

(1)	Mr. Lucatz, by virtue of being the controlling shareholder of DLC, as well as the Chief Executive Officer and Chairman of the board of directors of DLC, may be deemed to beneficially own the 1,834,200 shares of MICT Common Stock, including 1,234,000 shares owned by DLC and 600,000 shares of Common Stock issuable upon the exercise of stock options owned by Mr. Lucatz and vested as of the date hereof.

(2)	Includes 80,000 restricted shares granted to Mr. Bialos as consideration for certain special efforts and services performed in connection with negotiations for the Business Combination.

Treatment of MICT Stock Options

If the Business Combination is consummated, pursuant to Section 2.6(b)(i) of the Acquisition Agreement, at the Effective Time, all MICT Options that are outstanding and unexercised immediately prior to the Effective time shall survive the Closing, and each shall be converted into an option to purchase GFH Ordinary Shares, and GFH shall take all action to assume, and shall assume, MICT’s 2012 Stock Incentive Plan and 2014 Stock Incentive Plan. The MICT Plans assumed by GFH will thus remain in full force and effect except that after the Effective Time, all references therein to MICT Common Stock will be deemed to be references to GFH Ordinary Shares. Accordingly, from and after the Effective Time: (i) each MICT Replacement Option may be exercised solely for GFH Ordinary Shares; (ii) the number of GFH Ordinary Shares subject to each MICT Replacement Option shall be equal to the same number of shares of MICT Common Stock the MICT Option would have been exercisable for immediately prior to the Merger; (iii) the per share exercise price for the GFH Ordinary Shares issuable upon exercise of each MICT Replacement Option shall be the same as the per share exercise price for the applicable MICT Option immediately prior to the Merger; and (iv) any restriction on the exercise of any MICT Option shall continue in full force and effect and the term, exercisability, and other provisions of such MICT Option shall otherwise remain unchanged; provided, however, that the vesting of all such options shall be fully accelerated and they will all become fully exercisable as of the Effective Time; and provided further that notwithstanding the termination of the employment or directorship of any optionholder, the applicable MICT Replacement Options shall expire on the 15 month anniversary of the Closing Date, and to the extent provided under the terms of any MICT Replacement Option, such MICT Replacement Option shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to GFH Ordinary Shares subsequent to the Effective Time.

Name	Number of Stock Options
Executive Officers and Directors
David Lucatz (1)
President and Chief Executive Officer	800,000
Moran Amran
Controller	60,000
Chezy (Yehezkel) Ofir (2)
Director	35,000
Jeffrey Bialos (3)
Director	35,000
Miki Balin (4)
Director	35,000

(1)	Does not include 300,000 options to purchase ordinary shares of GFH at an exercise price of $1.65 that are contemplated to be awarded to Mr. Lucatz as success bonus options under MICT’s Stock Incentive Plans or under the GFH Equity Plan and which shall expire on the 15-month anniversary of the Closing Date.

(2)

Does not include 300,000 options to purchase ordinary shares of GFH at an exercise price of $1.65 that are contemplated to be awarded to Mr. Ofir as success bonus options under MICT’s Stock Incentive Plans or under the GFH Equity Plan and which shall expire on the 15-month anniversary of the Closing Date.

(3)

Does not include 300,000 options to purchase ordinary shares of GFH at an exercise price of $1.65 that are contemplated to be awarded to Mr. Bialos as success bonus options under MICT’s Stock Incentive Plans or under the GFH Equity Plan and which shall expire on the 15-month anniversary of the Closing Date.

(4)

Does not include 300,000 options to purchase ordinary shares of GFH at an exercise price of $1.65 that are contemplated to be awarded to Mr. Balin as success bonus options under MICT’s Stock Incentive Plans or under the GFH Equity Plan and which shall expire on the 15-month anniversary of the Closing Date.

Treatment of Equity Awards Other than MICT Stock Options

As of the Effective Time, each restricted share of MICT Common Stock that is outstanding (including the 80,000 restricted shares granted to Mr. Bialos as consideration for certain special efforts and services performed in connection with negotiations for the Business Combination) shall become entitled, with respect to such shares, to receive their pro rata portion of the shares of Micronet that would be spun-off pursuant to the Spin-Off, and to receive their pro rata portion of the shares of GFH in connection with the Merger.

Arrangements with Executive Officers and Directors of MICT

Certain of MICT’s executive officers have financial interests in the Transactions that are different from, or in addition to, the interests of MICT’s stockholders generally. The Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Acquisition Agreement and in reaching its decision to approve the Acquisition Agreement and the Transactions.

For further information with respect to the agreements and arrangements between MICT and its executive officers and their affiliates, see the information included in Item 8 under the heading “Additional Information — Golden Parachute Compensation” below (which is incorporated by reference into this Item 3).

Pursuant to Section 11.4(b)(ii) of the Acquisition Agreement, MICT is permitted to grant to each of the Company’s directors, including Mr. Lucatz, 300,000 options (for a maximum total of 1,200,000 options) to purchase ordinary shares of GFH at an exercise price of $1.65 as success bonus options under MICT’s Stock Incentive Plans or under the GFH Equity Plan, which shall expire on the 15-month anniversary of the Closing Date.

Under the Acquisition Agreement, it is stipulated that two (2) individuals who currently serve as directors of MICT as of the date of the Acquisition Agreement shall be selected by ParagonEx (subject to the agreement of such individuals to serve, and provided further that the selection shall be made prior to the mailing or distribution of this proxy statement to the stockholders of MICT) to serve as members of GFH Board until the earlier of the completion of the Spin-Off or 180 days after the closing of the Business Combination.

Section 16 Matters

Prior to the Closing, GFH shall take all such steps as may be required to cause any acquisitions of GFH Ordinary Shares and any options to purchase GFH Ordinary Shares in connection with the Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to GFH, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Indemnification and Insurance

Pursuant to the Acquisition Agreement, MICT’s directors and officers shall be entitled to certain ongoing indemnity and tail insurance coverage for a period of six years from the Closing Date to the fullest extent permitted under the Delaware Act for directors or officers of Delaware corporations or, if the law of the British Virgin Islands permits greater indemnification rights than the Delaware Act in any particular instance, the fullest extent permitted under such British Virgin Islands’ provision.

Item 4. The Solicitation or Recommendation

(a) Solicitation or Recommendation—No Opinion/Remaining Neutral toward the Offer

During a meeting held on December 17, 2018, the Board unanimously determined that the transactions contemplated by the Acquisition Agreement, including the Business Combination and the Offer, were advisable, fair to, and in the best interest of MICT and MICT’s stockholders; approved and declared advisable the Acquisition Agreement and the transactions contemplated therein; and determined to recommend, upon the terms and subject to the conditions of the Acquisition Agreement, that MICT’s stockholders vote to approve the Acquisition Agreement and the transactions contemplated therein.

A complex range of competing considerations were analyzed by the Board in approving the Transactions, which analysis included a thorough review of the Offer with the Company’s senior management, the Company’s legal advisers, and consideration of the Transactions with CoView Capital, Inc. (“CoView”), the Board’s independent financial adviser, and as a result, while the Board determined that the Transactions are in the best interests of the Company and its stockholders, it has resolved to remain neutral and to make no recommendation to the holders of the shares of Common Stock as to whether or not to accept the Offer and tender their shares pursuant to the Offer.

The Board makes no recommendation to the Company’s stockholders regarding whether to accept the Offer and tender their shares pursuant to the Offer. In approving the Acquisition Agreement and the transactions contemplated thereby, including the Offer, the Board consulted with the Company’s senior management, its legal advisers, and CoView, and reviewed, evaluated and considered numerous factors and a wide range of information and data. An important reason why the Board unanimously deemed the Acquisition Agreement to be in the best interest of the Company and its stockholders is that it offers stockholders the option to either (i) cash out at a price of $1.65 per share (subject to a pro rata reduction if more shares were tendered than those offered to purchase by BNN in the Offer), which would allow such stockholders to sell their shares at a premium to the market (based both on the current share price, and as adjusted to give effect to the presumed reduction in the value of MICT’s stock price pursuant to the Spin-Off), or (ii) receive their pro rata portion of the shares of Micronet that would be spun out, which shares would represent all of MICT’s current value (other than the value of its listing on The Nasdaq Capital Market and certain other immaterial equity interests), and receive shares of the ultimate public company for shares of their MICT Common Stock, thereby participating in the upside of the public company. The Company urges each stockholder to make its own decision regarding whether to tender its shares pursuant to the Offer, including, among other things, the adequacy of the Offer Price, based on all available information and in light of the stockholder’s own investment objectives; the stockholder’s view with respect to the Company’s prospects and outlook; the matters considered by the Board, as noted below; and any other factors that the stockholder deems relevant to its investment decision.

(b) Background and Reasons for the Board’s Position

Background of the Transaction

The terms of the Acquisition Agreement are the result of extensive arm’s-length negotiations among the management teams of MICT, BNN and ParagonEx, along with their respective advisors and under the guidance of each company’s board of directors. MICT followed a careful process assisted by experienced outside financial and legal advisors to rigorously examine potential transactions and transaction candidates. The following is a summary of the background of the events leading up to the decision by MICT to engage in the Business Combination and the negotiation of the Acquisition Agreement with BNN and ParagonEx.

On March 13, 2017, MICT entered into an engagement letter with Trump Securities, LLC and Sunrise Securities LLC (“Sunrise”) to act as a non-exclusive advisor to provide a range of investment banking services. In connection therewith, Sunrise compiled a list of, and engaged in discussions with, potential counterparties for a strategic transaction with MICT.

In January 2018, BNN approached Mr. Lucatz through Amnon Mandelbaum of Sunrise about potentially purchasing Mr. Lucatz’ equity in MICT. This evolved in February 2018 into a discussion as to the possibility of BNN and ParagonEx doing a transaction directly with MICT. Those discussions culminated in a confidentiality and exclusivity agreement being executed on April 23, 2018.

In connection with the transactions contemplated by the confidentiality and exclusivity agreement executed on April 23, 2018, BNN referred to its valuation immediately prior to its delisting from the UK Alternative Investment Market (“AIM”) as being indicative of its current valuation. Discussions concerning MICT’s valuation were mostly based on some premium to market.

After some discussion, it appears that the parties were not close on relative valuations, and the exclusivity agreement was terminated on May 8, 2018, as were all negotiations regarding any contemplated transaction.

In mid-June 2018, BNN reached out to David Lucatz with a view to acquiring a portion of Mr. Lucatz’ equity in MICT. This culminated in the purchase by BNN of 1,363,000 of Mr. Lucatz’ shares on June 21, 2018 at a price for $1.65 per share, which represented a 14.89% stake in MICT. Such purchase contemplated that BNN would subsequently launch a tender offer for MICT Common Stock, thereby providing MICT’s Stockholders with the option to cash out at a price of $1.65 per share (subject to a pro rata reduction if more shares were tendered than those BNN offered to purchase in the tender offer), and that the MICT Board would engage in subsequent discussions about a larger series of transactions with BNN and ParagonEx.

Following such purchase, MICT’s management and board of directors engaged in discussions regarding renewed negotiations with BNN and ParagonEx, including the potential that BNN might launch a tender offer for MICT Common Stock, and on July 1, 2018, the MICT Board approved the LOI, which was executed on July 2, 2018. A Current Report on Form 8-K disclosing the LOI was filed by MICT on July 2, 2018.

In early July 2018, MICT, BNN and ParagonEx exchanged due diligence request lists, and data room access as to BNN and ParagonEx was provided to certain members of the MICT due diligence team on July 19, 2018. In connection with such diligence processes, certain preliminary financial data concerning BNN and ParagonEx, as well as information concerning the general field of operations of each such company, was disclosed to Mr. Lucatz, who subsequently relayed such information to the MICT Board.

In mid-July 2018, MICT began the process of interviewing investment bankers for the purpose of analyzing the transactions contemplated to be entered into and advising the MICT Board as to the fairness of such transactions to the MICT’s stockholders.

On July 25, 2018, Mr. Lucatz, Mr. Bialos of the MICT Board, Mr. Mandelbaum and representatives from Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC (“Mintz”) met with representatives from BNN, BNN’s financial advisor Maxim Group LLC (“Maxim”), and ParagonEx in order to discuss the transactions contemplated to be entered into. Such discussions included but were not limited to matters involving the tender offer price and relative valuations, fiduciary-out provisions in the forthcoming draft of the Acquisition Agreement, termination fees, and transaction expenses.

On July 26, 2018, tax counsel from Mintz provided a preliminary analysis to MICT’s management in connection with the contemplated spin-off which indicated that the spin-off would be a taxable event to MICT’s Stockholders. Also on July 26, 2018, representatives from Elenoff Grossman & Schole LLP, counsel to BNN (“EGS”), provided to Mintz a draft Structuring Steps Paper which outlined their proposed mechanics of the transactions contemplated to be entered into.

On July 27, 2018, EGS provided to Mintz an initial draft of the Acquisition Agreement.

Throughout early August 2018, representatives from Mintz and EGS communicated by conference call and email regarding certain of the open issues in the initial draft of the Acquisition Agreement. Such matters included but were not limited to voting agreement thresholds, fiduciary-out provisions, termination fees, D&O insurance for current directors and officers of MICT, the removal of Micronet from certain of MICT’s representations, warranties and covenants (given that it was being spun off), and tax matters in connection with the inversion that was initially contemplated to be completed in connection with the Business Combination (but which was not ultimately completed due to certain structural changes).

On August 3, 2018, ParagonEx executed a joinder to the confidentiality agreement previously entered into between MICT and BNN on April 23, 2018.

On August 5, 2018, the MICT Board held a telephonic meeting. At such meeting, representatives from Mintz provided an update regarding the status of the negotiations with BNN and ParagonEx, and Mr. Lucatz provided an update on the legal, financial and business due diligence being conducted by MICT. In addition to an overview of the terms of the contemplated transactions, the MICT Board discussed certain potential merits of the contemplated transactions, including that, in connection with the tender offer, MICT’s Stockholders would be provided with the option to either (i) cash out at a price of $1.65 per share (subject to a pro rata reduction if more shares were tendered than those offered to purchase by BNN in the tender offer), which would allow such stockholders to sell their shares at a premium to the market (based both on the current share price, and as adjusted to give effect to the presumed reduction in the value of MICT’s stock price pursuant to the spin-off of MICT’s Tel Aviv Stock Exchange-listed subsidiary Micronet), or (ii) receive their pro rata portion of the shares of Micronet that would be spun out, which shares would represent all of MICT’s current value (other than the value of its listing on The Nasdaq Capital Market and certain other immaterial equity interests), and receive shares of the ultimate public company for shares of their MICT Common Stock. The MICT Board also discussed the respective businesses of BNN and ParagonEx and the synergies that could result from the Business Combination. Additionally, Mr. Bialos led a discussion about BNN’s prior delisting from AIM.

During July and August of 2018, MICT’s management and the MICT Board engaged in discussions with multiple investment banking firms regarding a potential engagement, and based on these discussions, on September 17, 2018, Coview was engaged by MICT for the purpose of analyzing the transactions contemplated to be entered into and advising the MICT Board as to the fairness of such transactions to MICT’s stockholders from a financial point of view.

On August 7, 2018, a conference call was held among representatives from Mintz and MICT’s management and board of directors to discuss the open issues in the initial draft of the Acquisition Agreement.

On August 8, 2018, Mintz provided to EGS a revised draft of the Acquisition Agreement. In connection with ongoing discussions regarding BNN’s willingness to proceed with the tender offer, representatives from Mintz reiterated to EGS and BNN that the tender offer was important to the MICT Board and that it should remain as part of the contemplated transactions. Conversations about whether BNN would be willing to complete the tender offer continued throughout August 2018.

On August 13, 2018, the MICT Board held a special meeting. At such meeting, the MICT Board received from Mr. Luctaz an update regarding the status of the negotiations with BNN and ParagonEx, and an update on the legal, financial and business due diligence being conducted by MICT. It was further determined by the MICT Board to further negotiate several commercial issues related to, among other things, employee options, escrow deposit and closing conditions for the Business Combination, including termination fees payable during the interim period.

Following such meeting, and pursuant to the direction of the MICT Board, on August 13, 2018, Mr. Bialos reached out to Darren Mercer, BNN’s Chief Executive Officer, in order to seek additional information about BNN’s prior delisting from AIM and the internal investigation related thereto conducted by Price Waterhouse Coopers (“PwC”). Discussions about this matter ensued among representatives from the MICT Board, representatives from Mintz, Mr. Mercer, representatives from EGS, and representatives from Gateley PLC, which firm had served as personal counsel to Mr. Mercer.

Also on August 13, 2018, EGS provided to Mintz a revised draft of the Acquisition Agreement, as well as drafts of the subscription materials contemplated to be used by BNN in connection with the GFH Private Placement.

On August 16, 2018, in connection with MICT’s due diligence efforts, representatives from Mintz requested from EGS financial projections for BNN and ParagonEx and an outline describing BNN’s business strategy going forward, as well as additional information regarding BNN’s proposed expansion of ParagonEx’s trading platform.

On August 17, 2018, Mintz sent to EGS certain comments on the subscription materials contemplated to be used by BNN in connection with the GFH Private Placement.

On August 21, 2018, EGS provided to Mintz a revised draft of the Acquisition Agreement, and on August 22, 2018, EGS communicated to Mintz that BNN and ParagonEx agreed to have two continuing MICT directors remain on the public company’s board for some limited period of time.

On August 28, 2018, a conference call was held among representatives from Mintz, MICT’s management and board of directors and EGS to discuss certain open issues in the latest draft of the Acquisition Agreement. Such issues included but were not limited to the respective valuations of MICT, BNN and ParagonEx, termination fees and related escrow arrangements, transaction structure (i.e. the use of a BVI entity as the public company), the size of the GFH Private Placement, closing conditions, transaction expenses, and D&O insurance for current directors and officers of MICT.

On September 5, 2018, Mintz provided to EGS a revised draft of the Acquisition Agreement, and on September 6, 2018, EGS provided to Mintz a revised draft of the same.

Also on September 6, 2018, in connection with MICT’s due diligence efforts, representatives from Mintz and the MICT Board attended a meeting at the offices of EGS with Mr. Mercer and Mark Hanson, BNN’s Chairman, to discuss BNN’s delisting and to review materials from the internal investigation conducted by PwC at BNN’s request in connection therewith. A telephonic meeting of the MICT Board was also held to discuss the same topic.

On September 7, 2018, representatives from Mintz and MICT’s management, EGS and BNN’s management attended a meeting at the offices of EGS to discuss certain open issues in the latest draft of the Acquisition Agreement. The primary items discussed involved the termination fee, closing conditions, and certain other legal issues that the parties viewed as material to the contemplated transactions. Subsequent conversations transpired among representatives from Mintz and the MICT Board concerning due diligence matters, open issues in the latest draft of the Acquisition Agreement, and the question of whether to negotiate for a higher price for the tender offer.

On September 17, 2018, the MICT Board held a special meeting. At such meeting, the MICT Board discussed, among other things, the internal investigation, and it was agreed to seek further assurances from BNN in the form of a representation by BNN or a director thereof pertaining thereto.

Also on September 17, 2018, in connection with MICT’s due diligence efforts, representatives from Mintz and EGS discussed MICT’s requests for financial statements of BNN and ParagonEx, and representatives from Mintz also conveyed to representatives from EGS MICT’s intention to seek further assurances from BNN regarding the internal investigation. ParagonEx’s financials were provided to MICT on October 2, 2018, and BNN’s financials, which encompassed BI China’s financials, were provided to MICT on October 9, 2018.

Also on September 17, 2018, EGS provided to Mintz initial drafts of the form of voting agreement and lock-up agreements. Subsequent drafts of such agreements were circulated between EGS and Mintz in the following months, which were finalized and executed by the relevant parties simultaneously with the Acquisition Agreement on December 18, 2018.

On October 1, 2018, principals of BNN and MICT attended a meeting at the offices of EGS to discuss certain material terms of the Acquisition Agreement.

On October 3, 2018, MICT and ParagonEx received a formal due diligence report from Hogan Lovells LLP (“HL”), which law firm was engaged to act as joint due diligence counsel to MICT and ParagonEx with respect to BNN’s Chinese operations.

On October 9, 2018, Mintz sent a draft agreement to representatives from YA II PN, Ltd. (“Yorkville”) in connection with the amendment of certain convertible debentures and warrants in MICT held by Yorkville (the “Yorkville Agreement”). Yorkville sent a revised draft of the Yorkville Agreement to Mintz on October 10, 2018, and negotiations regarding the same continued through early December, 2018. Following such negotiations and comments from BNN and EGS, the Yorkville Agreement was finalized on December 8, 2018 and executed on December 17, 2018.

On October 16, 2018, EGS provided to Mintz a revised draft of the Acquisition Agreement.

On October 17, 2018, a conference call was held among representatives from Mintz, MICT’s management, EGS, representatives from BNN’s management, and representatives from ParagonEx to discuss the termination fees to which the parties to the Acquisition Agreement would be entitled in the event that the Business Combination did not close.

On October 30, 2018, representatives from Mintz, MICT’s management, MICT’s Israeli counsel Naschitz, Brandes, Amir & Co. (“NB”), EGS, BNN’s management, Maxim and ParagonEx attended a meeting at the offices of EGS to discuss certain open issues in the latest draft of the Acquisition Agreement, as well as mechanics for the contemplated transactions and other matters. At this meeting, BNN and ParagonEx agreed to pay to MICT a base termination fee of $1,800,000, which would increase to $3,000,000 under certain specified circumstances. BNN also agreed to deposit $900,000 and 1,363,000 shares of MICT Common Stock into escrow as security for MICT in connection with such termination fee.

On November 1, 2018, EGS provided to Mintz a revised draft of the Acquisition Agreement, which incorporated the revised termination fee, as well as other material changes.

On November 6, 2018, a conference call was held among representatives from Mintz and EGS to discuss the conditions to the tender offer that would be included in the Acquisition Agreement, as well as other items that remained open in the Acquisition Agreement.

On November 7, 2018, a conference call was held among representatives from NB and HL to discuss the due diligence report concerning BNN’s Chinese operations.

On November 10, 2018, Mintz provided to EGS a revised draft of the Acquisition Agreement, which was supplemented on November 12, 2018 with additional comments from NB regarding certain of the representations, warranties, and closing conditions for BNN and ParagonEx.

On November 12, 2018, EGS provided to Mintz a revised draft of the conditions to the tender offer that would be included in the Acquisition Agreement, which incorporated a new condition that BNN not be required to complete the tender offer in the event that MICT failed to satisfy any of the initial or continued listing standards of The Nasdaq Capital Market.

Also on November 12, 2018, in light of certain issues that had arisen in connection with MICT’s due diligence efforts, representatives from NB, Mintz and MICT’s management had discussions about the inclusion of additional protective mechanisms in the Acquisition Agreement and/or negotiating for a more favorable price for MICT’s Stockholders. Other open items were discussed as well, including due diligence surrounding BNN’s prior delisting from AIM, MICT, BNN and ParagonEx’s respective disclosure schedules, the status of CoView’s Fairness Opinion (defined hereinafter), and the request by ParagonEx that certain members of its current management receive an equity position in the public company resulting from the Business Combination.

On November 13, 2018, the MICT Board held an extended meeting to review the status of and open issues relating to the proposed transaction. Mr. Koch provided an overview of the latest drafts of the Acquisition Agreement and the ancillary documents, copies of which had been provided to the MICT Board in advance of the meeting, as well as the valuations currently attributed to BNN and ParagonEx. Mr. Koch also reviewed the MICT Board’s fiduciary duties and other legal aspects of the transaction. Representatives from NB, HL and other advisors also made presentations as to MICT’s legal and financial due diligence regarding BNN and ParagonEx. On the basis of due diligence report, the MICT Board noted several issues that it directed be discussed with BNN and ParagonEx in order to mitigate potential risks. These included but were not limited to the absence of non-compete agreements with members of ParagonEx management, the absence of definitive agreements between ParagonEx and any of its major customers under the UFX brand, the need by ParagonEx to complete the acquisition of the share capital of PX Exchange Limited (“PX Exchange”), certain issues regarding BNN’s share capital of its Chinese subsidiaries, and certain weaknesses in BNN and its subsidiaries’ governance controls and procedures. The MICT Board also addressed MICT’s prospects were it to continue as a stand-alone company, which presentation considered the Company’s current cash burn, its outstanding debt, and certain other challenges. The MICT Board also considered that the transactions contemplated by the Acquisition Agreement had been public since the LOI was announced on July 2, 2018, and that no alternative proposals had been put forward between such date and the date on which the Acquisition Agreement was executed. The members the MICT Board were given the opportunity to ask questions of Mr. Koch, Guy Eyal from NB, and the other advisors who were present.

On November 14, 2018, the MICT Board held another substantial a meeting to continue its in-depth review of the Transactions. At such meeting, representatives from CoView provided a detailed presentation regarding the fairness of the Business Combination to MICT’s stockholders. Representatives from BNN and ParagonEx were also present at the meeting, and the members of the MICT Board were given the opportunity to ask questions of everyone in attendance. The MICT Board met both together and separately with BNN and ParagonEx representatives to pursue issues it had identified on November 13, 2018. The MICT Board also revisited the merits of the contemplated transactions, noting that, in connection with the tender offer, MICT’s stockholder would be provided with the option to either cash out at a price that was at a premium to the market (as adjusted to give effect to the presumed reduction in the value of MICT’s stock price pursuant to the spin-off), or to participate in the spin-off of Micronet and exchange their shares of MICT Common Stock for shares of the public company. In connection therewith, the MICT Board considered that, for those stockholders electing to participate in the spin-off, the shares of Micronet that they would receive in connection therewith would represent all of MICT’s current value (other than the value of its listing on The Nasdaq Capital Market and certain other immaterial equity interests). The MICT Board also discussed the respective businesses of BNN and ParagonEx and the synergies that could result from the Business Combination, noting that such synergies could result in significant upside for MICT’s stockholders opting not to tender their shares.

On November 15, 2018, after considering the information and evaluations from the prior meetings, the MICT Board held a telephonic meeting. At such meeting, the MICT Board determined to preliminarily approve the Business Combination and related transactions, and to grant Mr. Lucatz the authority to execute the Acquisition Agreement in substantially the form discussed at the meetings held on November 13 and 14, 2018; except that Mr. Lucatz was directed, before executing the Acquisition Agreement, to attempt to negotiate for better economic terms and to seek increased protections in the Acquisition Agreement regarding certain of the due diligence issues discussed during the meeting held on November 13, 2018 noted above.

Subsequently, a conference call was held among representatives from MICT and BNN, during which such representatives from MICT sought to negotiate that the stockholders of MICT receive a larger percentage of the public company in connection with the Business Combination. No such increase was ultimately obtained.

On November 16, 2018, representatives from Mintz communicated to EGS a list of open issues in the latest draft of the Acquisition Agreement (including issues regarding the assumption by the public company of MICT’s current equity incentive plans), as well as issues regarding certain other aspects of the transactions contemplated by the Business Combination (such as the escrow agreement and the remaining ancillary documents) that needed to be resolved before the Acquisition Agreement could be signed. Multiple conference calls were held in the following days among representatives from Mintz, MICT, BNN, EGS, ParagonEx, and their respective advisors in connection with such matters.

On November 22, 2018, representatives from Herzog Fox & Ne’eman (“HFN”), counsel to ParagonEx, provided to Mintz and EGS a revised draft of the Acquisition Agreement giving effect to many of Mintz and EGS’s proposed changes to ParagonEx’s representations, warranties and covenants.

On November 27, 2018, in connection with the announcement of its third quarter 2018 financial results, MICT disclosed in a press release that it was continuing to negotiate definitive agreements for the transactions contemplated by the LOI.

Between November 27, 2018 and December 13, 2018, HFN, Mintz and EGS held numberous conferences calls, and exchanged updated versions of the Acquisition Agreements and schedules related thereto. The focus of such discussions were on the remaining open issues, which included but were not limited to actions permitted to be taken by MICT during the interim period (such as the incurrence of additional debt), conditions to the tender offer, composition of the consideration to be paid to ParagonEx, closing conditions for MICT, BNN and ParagonEx, the assumption by the public company of MICT’s current equity incentive plans, the capitalization structure of the public company, signatories to the voting agreement (which was ultimately signed only by Mr. Lucatz on behalf of his affiliates that are stockholders of MICT), termination fee triggers and escrow arrangements, the size of the tender offer (which was ultimately reduced from 35.2% to 20% of MICT’s outstanding shares of common stock based in part on the understanding that neither Mr. Lucatz nor his affiliates nor BNN would tender any shares), the ratio by which each share of MICT Common Stock that was not validly tendered would convert into shares of the public company (which was ultimately reduced from 1:1 to 1:0.93 due to uncertainties relating to the possible compensation of Sunrise in connection with the Business Combination), retention arrangements for ParagonEx’s management, and the Yorkville Agreement, subsequent drafts of the Acquisition Agreement, the disclosure schedules and the ancillary documents were circulated among HFN, Mintz and EGS on November 27, 2018, November 28, 2018, December 4, 2018, December 7, 2018, December 9, 2018, December 10, 2018, December 13, 2018, December 14, 2018, and December 15, 2018, and multiple conference calls were held among the parties to the Acquisition Agreement and/or their representatives and advisors regarding the same, including on December 5, 2017 (among representatives from Mintz, NB, EGS and BNN), December 6, 2018 (among representatives from Mintz, NB, EGS, BNN, and Maxim), December 7, 2018 (among representatives from MICT, Mintz, NB, EGS, BNN, HFN, ParagonEx and Maxim), and December 13, 2018 (among representatives from MICT, Mintz, NB, EGS, BNN, HFN, ParagonEx and Maxim).

On December 7, 2018, EGS sent to Mintz a draft of the escrow agreement concerning the $900,000 and shares of MICT Common Stock that BNN had agreed to deposit as security for MICT in connection with the termination fee, and on December 9, 2018, Mintz sent a further revised draft to EGS seeking to amend, among other provisions, the circumstances under which the escrow property would be released, as well as BNN’s ability to vote the escrowed shares during any period of contention. Subsequent drafts of the escrow agreement were circulated between EGS and Mintz in the following days, and the agreement was finalized on December 17, 2018 and executed by MICT, BNN and the escrow agent on December 18, 2018.

On December 12, 2018, the MICT Board held a telephonic meeting to consider the status of the Acquisition Agreement. At such meeting, Mr. Lucatz and representatives from Mintz described the status of the latest draft of the Acquisition Agreement and the ancillary documents and highlighted the material changes to the Acquisition Agreement since the version reviewed at the meetings held on November 13 and 14, 2018. The MICT Board engaged in robust discussion regarding the remaining open issues.

On December 17, 2018, the MICT Board held another meeting to focus on recent changes to the Business Combination and the transactions contemplated thereby and their effects, if any, on the Fairness Opinion being presented by CoView. Specifically, at such meeting, representatives from Mintz provided an overview of the latest drafts of the Acquisition Agreement (which had been circulated in advance of the meeting) and the ancillary documents since the versions reviewed at the meetings held on November 13, 2018, November 14, 2018 and December 12, 2018. In connection therewith, representatives from CoView communicated to the MICT Board that CoView had reviewed such changes to the Acquisition Agreement (including but not limited to the reduction in the tender offer from 35.2% to 20%, and the reduction in the conversion ratio from 1:1 to 1:0.93), and that after considering such changes, and based on the methodology that was previously presented, CoView had concluded that the Business Combination was fair to the stockholders of MICT (other than BNN and its affiliates) from a financial point of view, and that CoView was prepared to issue an opinion regarding the same. Such opinion was delivered on or about December 17, 2018.

Also at such meeting, the MICT Board discussed several areas where MICT was successful in negotiating concessions or better outcomes than were originally advanced by BNN and ParagonEx (including with respect to the termination fees, the tender offer, actions permitted to be taken by MICT during the interim period, and certain other structural provisions that increased deal certainty from MICT’s perspective). The MICT Board also revisited the merits of the Business Combination that were discussed at the meeting held on November 14, 2018, and highlighted that MICT had negotiated for increased protections in the Acquisition Agreement regarding certain of the due diligence issues discussed during the meeting held on November 13, 2018, such as the addition of a closing condition requiring ParagonEx to enter into a definitive agreement with UFX, the requirement that certain members of ParagonEx management enter into non-compete agreements in advance of closing, the inclusion of a covenant that ParagonEx would use its best efforts to complete the PX Exchange acquisitions, and the inclusion of covenants to remedy certain of BNN’s share capital issues and concerns about governance controls and procedures.

The MICT Board expressed consensus and satisfaction that the appropriate corporate governance steps had been taken. The MICT Board expressed its view that the Business Combination was the best opportunity for maximizing MICT’s stockholder value, including with respect to the tender offer, the opportunity to receive a termination fee in the event that the Business Combination did not close, and the other favorable deal terms. Following such discussion, the MICT Board unanimously determined that the transactions contemplated by the Acquisition Agreement, including the Business Combination and the tender offer, were advisable, fair to, and in the best interest of MICT and MICT’s Stockholders; approved and declared advisable the Acquisition Agreement and the transactions contemplated therein; and determined to recommend, upon the terms and subject to the conditions of the Acquisition Agreement, that MICT’s Stockholders vote to approve the Acquisition Agreement and the transactions contemplated therein. MICT’s management was directed to execute the Acquisition Agreement and the ancillary documents.

On December 18, 2018, the Acquisition Agreement and ancillary documents were finalized and executed by the parties thereto.

On December 20, 2018, MICT, BNN and ParagonEx issued a press release to announce the Business Combination, the tender offer, and the other transactions contemplated by the Acquisition Agreement.

On February 5, 2019, GFH filed with the SEC a Registration Statement on Form F-4 and launched the Offer pursuant to the Offer to Purchase, and MICT filed a corresponding PREM14A.

Reasons for the Board’s Position

An important reason that the MICT Board unanimously approved entering into the Acquisition Agreement is that the Transactions offer MICT’s stockholders the option to either (i) cash out at a price of $1.65 per share (subject to a pro rata reduction if more shares were tendered than those BNN offered to purchase in the Offer), which would allow such stockholders to sell their shares at a premium to the market (based both on the current share price, and as adjusted to give effect to the presumed reduction in the value of MICT’s stock price pursuant to the spin-off of MICT’s Tel Aviv Stock Exchange-listed subsidiary Micronet), or (ii) receive their pro rata portion of the shares of Micronet that would be spun out, which shares would represent all of MICT’s current value (other than the value of its listing on The Nasdaq Capital Market and certain other immaterial equity interests), and receive shares of the ultimate public company for shares of their MICT Common Stock, thereby participating in the upside of the public company. Stockholders will also have the opportunity to reduce their risk and achieve some liquidity by tendering only a portion of their shares, while electing to receive shares of Micronet and shares of the ultimate public company in exchange for the shares of MICT Common Stock that they do not tender.

In approving the Acquisition Agreement and transactions contemplated thereby, including the Offer, and in considering whether to make a recommendation to MICT’s stockholders regarding whether to accept the Offer and tender their shares pursuant to the Offer, the MICT Board consulted with MICT’s senior management, its legal advisors, and CoView, and reviewed, evaluated and considered numerous factors and a wide range of information and data, including:

●	The MICT Board considered that the structure of the Transactions, including the Offer, provided its stockholders with choices that would fit the individual circumstances of each stockholder. The board considered that each stockholder could make an independent judgment of whether to eliminate its interest in MICT by tendering any or all of its shares into the Offer (subject to a pro rata reduction if more shares were tendered than those offered to purchase by BNN in the Offer) or to maintain an interest in Micronet Ltd. and exchange its shares of MICT Common Stock for shares of the public company. Personal considerations the board believed may be relevant to an MICT stockholder’s decision included:

o	the stockholder’s determination of the adequacy of the Offer Price in light of the stockholder’s own investment objectives;

o	the stockholder’s need for liquidity or diversification;

o	the stockholder’s views as to Micronet and the public company’s outlook, including the synergies that could result from the Business Combination;

o	other investment opportunities, including other types of investments, available to the stockholder;

o	whether the stockholder requires current income on its investment;

o	the stockholder’s assessment of the appropriateness for investing in equity securities generally in the current economic, business and political climate, with respect to which the stockholder should consult with competent investment professionals;

o	the tax consequences to the stockholder of participating in the Offer or of receiving shares of Micronet and the ultimate public company, for which the stockholder should consult with competent tax advisors; and

o	the other factors considered by the MICT Board described herein, and any other factors that the stockholder deems relevant to its investment decision.

●	The MICT Board received the Fairness Opinion from CoView, dated December 17, 2018, concluding that the Transactions are fair to the stockholders of MICT (other than BNN and its affiliates, regarding whom CoView had no opinion) from a financial point of view, as more fully described above under the caption “Opinion of MICT’s Financial Advisor.”

●	In addition to the Fairness Opinion, the MICT Board also considered that the Offer Price represents a premium to the market (based both on the current share price, and as adjusted to give effect to the presumed reduction in the value of MICT’s stock price pursuant to the spin-off of Micronet).

●	The MICT Board considered alternatives other than the Business Combination, including MICT’s prospects were it to continue as a stand-alone company, and concluded that none of these alternatives were reasonably likely to present opportunities for creating greater value for MICT’s Stockholders.

●	The MICT Board believes that, as a result of arm’s length negotiations with BNN and ParagonEx, MICT and its representatives negotiated the highest exchange ratio that BNN and ParagonEx were willing to agree to, and that the terms of the Acquisition Agreement and related agreements include the most favorable terms to MICT in the aggregate which BNN and ParagonEx were willing to agree to.

●	The MICT Board considered the public company’s outlook, including the synergies that could result from the Business Combination, as well as that the public company would be led by an experienced senior management team and board of directors.

●	The MICT Board considered that it can change its recommendation with respect to the Offer at a later time prior to the expiration of the Offer, including if there is a change of events or circumstances or additional information comes to the attention to The MICT Board.

●	The MICT Board considered that the possibility of the transactions contemplated by the Acquisition Agreement had been public since the LOI was announced on July 2, 2018, and that no alternative proposals had been put forward between such date and the date on which the Acquisition Agreement was executed.

●	The MICT Board considered the terms and conditions of the Acquisition Agreement and the transactions contemplated thereby, as well as the safeguards and protective provisions included therein to mitigate risk, including:

o	the respective rights of, and limitations on, the parties to the Acquisition Agreement to pursue strategic alternatives, including the ability of MICT to terminate the Acquisition Agreement in order to participate in an alternative transaction;

o	the reasonableness of the potential termination fee of $1,800,000 (which would increase to $3,000,000 in certain situations) that could become payable to MICT if the Acquisition Agreement is terminated in certain circumstances;

o	the voting agreement, pursuant to which Mr. Lucatz agreed, solely in his capacity as a stockholder of MICT, to vote all of his shares of MICT in favor of the Business Combination;

o	the ability of MICT to incur up to $760,000 of indebtedness during the interim period which shall be reduced to no more than $560,000 prior to the completion of the spin-off of Micronet;

o	the increased protections MICT had negotiated for in the Acquisition Agreement, including the addition of a closing condition requiring ParagonEx to enter into a definitive agreement with UFX, the requirement that certain members of ParagonEx management enter into non-compete agreements in advance of closing, the inclusion of a covenant that ParagonEx would use its best efforts to complete the PX Exchange acquisitions, and the inclusion of covenants to remedy certain of BNN’s share capital issues and concerns about governance controls and procedures; and

o	the belief that the terms of the Acquisition Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, are reasonable under the circumstances.

●	In the course of its deliberations, the MICT Board also considered a variety of risks and other countervailing factors related to entering into the Acquisition Agreement, including:

o	the $900,000 termination fee payable by MICT upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential acquirers from proposing an alternative transaction that may be more advantageous to MICT’s Stockholders;

o	the substantial expenses to be incurred in connection with the Business Combination and related transactions;

o	the possible volatility, at least in the short term, of the trading price of MICT Common Stock resulting from the announcement of the Business Combination and related transactions;

o	the risk that the Business Combination and related transactions might not be consummated in a timely manner or at all and the potential adverse effect of a failure to complete the Business Combination on the reputation of MICT;

o	the likely detrimental effect on MICT’s cash position, stock price and ability to successfully complete an alternative transaction should the Business Combination not be completed;

o	the risk that the synergies expected to result from the Business Combination would not come to fruition or that the performance of BNN and ParagonEx would not support the valuations ascribed to them in connection with the Business Combination; and

o	various other risks associated with the Business Combination, the related transactions and the public company, including those described in the section entitled “Risk Factors”.

(c) Intent to Tender

To the Company’s knowledge, and after reasonable inquiry, subject to market conditions, other than Moran Amran, who intends to tender all of her shares of MICT Common Stock (subject to a pro rata reduction if more shares were tendered than those BNN offered to purchase in the Offer), none of the executive officers and directors (and their affiliates) of the Company currently intend to tender pursuant to the Offer shares of Common Stock that they hold of record or beneficially own. Notably, Mr. Lucatz has determined not tender any of his shares in light of DLC’s sale on June 21, 2018 of 1,363,000 shares to BNN, in order to provide MICT’s stockholders with the opportunity to sell their shares of Common Stock at the same price.

There can be no assurances that Ms. Amran will tender any of her shares of Common Stock pursuant to the Offer, or that any of the other executive officers or directors will elect not to do so. The intent of any Company executive officer or director to tender pursuant to the Offer shares of Common Stock that they hold of record or beneficially own is a personal investment decision based on such director’s particular circumstances and is not, and should not be construed as, the recommendation of the Board.

(d) Opinion of the Company’s Financial Advisor

In connection with the Business Combination, CoView was engaged by the MICT Board to evaluate the fairness of the Business Combination from a financial point of view to the holders of MICT Common Stock (other than BNN) who have not participated in the Offer.

At a meeting of the Board held on November 14, 2018, representatives of CoView rendered CoView’s oral opinion, which was subsequently confirmed by delivery of a written opinion to the MICT Board, dated November 14, 2018, as to the fairness of the Business Combination, as of such date, from a financial point of view, to the post-tender offer holders of Common Stock (other than shareholders of BNN, the (“BNN Stockholders”)) pursuant to the Acquisition Agreement, based upon and subject to the qualifications, assumptions and other matters considered and described in connection with the preparation of its opinion. CoView subsequently updated its opinion as of December 17, 2018, and delivered such updated written opinion to MICT’s board of directors on December 17, 2018.

The full text of the written opinion of CoView, dated December 17, 2018, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by CoView in connection with its opinion is attached with the consent of CoView as Annex I to this document (the “Fairness Opinion”). The summary of the opinion of CoView set forth in this document is qualified in its entirety by reference to the full text of such written opinion. Holders of MICT Common Stock are urged to read this opinion in its entirety. Terms not defined in this section shall have the meaning ascribed to them in the Fairness Opinion attached hereto as Annex I.

CoView provided the Fairness Opinion for the information and assistance of the MICT Board (solely in each director’s capacity as such) in connection with and solely for the purpose of its consideration of whether the transaction is fair, from a financial point of view, to the post-tender stockholders of MICT Common Stock (excluding BNN Stockholders). The opinion of CoView does not address any other term or aspect of the Acquisition Agreement, the Business Combination or any other transaction contemplated thereby. CoView’s opinion does not constitute a recommendation to the MICT Board or to any holder of MICT Common Stock as to how the MICT Board, such stockholder or any other person should vote or otherwise act with respect to the Business Combination or any other matter.

In connection with the preparation of its opinion, CoView, among other things:

●	reviewed the financial terms and conditions as stated in the draft of the Acquisition Agreement dated December 15, 2018, the most recent draft made available to CoView at such time;

●	reviewed information provided in the Confidential Investor Information Package provided by Mirabaud & Cie to potential investors in GFH, dated October 8, 2018;

●	reviewed certain information related to the operations, financial condition and prospects, of MICT, ParagonEx and BI China made available to CoView by each company, including, but not limited to, financial projections prepared management, as approved for CoView use by the management of each company (the “Projections”);

●	reviewed financial, operating and other information regarding the industries in which BI China and ParagonEx operate;

●	reviewed certain financial and stock market data of selected public companies that CoView deemed to be relevant;

●	reviewed certain publicly available information concerning certain financial terms of selected transactions that CoView deemed to be relevant;

●	performed a discounted cash flow analysis of BI China, ParagonEx and GFH based upon the Projections;

●	reviewed current and recent market prices and trading volume for MICT Common Stock;

●	conducted such other financial studies, analyses and inquiries, and considered such other information and factors, as CoView deemed appropriate; and

●	met and discussed with certain members of senior management of BNN, ParagonEx and MICT certain information relating the aforementioned and other matters which CoView deemed relevant to its inquiry.

With MICT’s consent, CoView assumed and relied upon the accuracy and completeness of all information that was publicly available or supplied or otherwise made available by MICT, BI China and ParagonEx, or otherwise reviewed by or discussed with CoView, and CoView did not undertake any duty or responsibility to (nor did CoView) independently verify any of such information. CoView did not make or obtain an independent appraisal of the assets or liabilities (contingent or otherwise) of MICT, BI China or ParagonEx, nor was CoView furnished with any such evaluations or appraisals. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with CoView, CoView, with MICT’s consent, assumed that the Projections and such other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgements of management of BI China and ParagonEx or the party preparing such other information or data, that the forecasts will be realized in the amounts and time periods estimated and that they formed a reasonable basis upon which CoView could form its opinion. CoView relied upon MICT to advise CoView promptly if any information previously provided became inaccurate or was required to be updated during the period of its review and has assumed that all such information was complete and accurate in all material respects. CoView expressed no opinion with respect to the Projections or the assumptions on which they were based and does not in any respect assume any responsibility for the accuracy thereof. Furthermore, at MICT’s request and with MICT’s consent, CoView conducted certain analysis utilizing financial forecasts of BI China and ParagonEx prepared by their respective management. All such projected financial information were based upon numerous variables and assumptions and actual results could vary significantly from those set forth in such projected financial information. CoView relied upon, without independent verification, the assessment of management of BI China and ParagonEx, as provided to CoView and approved by MICT, as to the existing products and services of BI China and ParagonEx and the viability of, and risks associated with, the future products and services of BI China and ParagonEx (including without limitation, the development, testing and marketing of such products and services, the receipt of all necessary governmental and other regulatory approvals for the developments, and the life and enforceability of all relevant patents, licenses and intellectual and other property rights associated with such products and services).

The prospective financial information included in this document related to ParagonEx has been prepared by, and is the responsibility of, PargonEx’s management. PwC has not audited, reviewed, examined, compiled, nor applied agreed-upon procedures with respect to the prospective financial information and, accordingly, PwC does not express an opinion or any other form of assurance with respect thereto. The PwC report included in this document relates to ParagonEx’s historical financial statements. It does not extend to the prospective financial information and not be read to do so.

CoView has assumed that the final form of the Acquisition Agreement will not differ in any material respect from the draft that CoView reviewed, and that the Business Combination will be consummated in accordance with the terms of the Acquisition Agreement without material waiver, amendment or delay of any terms or conditions thereto. Furthermore, CoView assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Agreement were true and correct and that each party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived, CoView relied upon and assumed, without independent verification, that (i) the Business Combination would be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory or other consents and approvals necessary for the consummation of the Business Combination would be obtained and that no delay, limitations, restrictions or conditions would be material to its analysis or opinion or to contemplated benefits expected to be derived in the Business Combination. CoView has relied upon, without independent verification, the assessment by the managements of MICT, BI China and ParagonEx of: (i) the strategic, financial and other benefits expected to result from the Business Combination; and (ii) the timing and risks associated with the integration of MICT with the other entities involved in the Transactions following the consummation of the Business Combination.

CoView expressed no view, and its opinion does not address the underlying business decision of MICT to effect the Business Combination or the structure or tax consequences of the Business Combination. In addition, CoView’s opinion does not address the relevant merits of the Business Combination as compared to any other alternative business transaction or other alternatives, or whether or not such alternatives could be achieved or are available. CoView did not recommend any specific amount of consideration for the Business Combination or that any specific consideration constituted the only appropriate consideration for the Business Combination. CoView’s opinion is limited to the fairness, from a financial point of view, as of this date, of the Transaction taken as a whole. Subsequent developments may affect the conclusions expressed in CoView’s opinion if such opinion had been rendered at a later date and CoView disclaims any obligation to advise any person of any change in any manner affecting its opinion that may come to its attention after the date of the opinion. CoView is not a legal, tax or regulatory advisor. CoView expressed no opinion with respect to any other reasons (legal, business, or otherwise) that may support the decision of the Board to approve or consummate the Business Combination. Furthermore, no opinion, counsel or interpretation was intended by CoView on matters that require legal, accounting or tax advice. CoView assumed that such opinions, counsel or interpretations had been or would be obtained from appropriate professional sources. Furthermore, CoView relied, with the consent of The MICT Board and without independent investigation, on the fact that MICT was assisted by legal, accounting, regulatory and tax advisors, and, with the consent of The MICT Board relied upon and assumed the accuracy and completeness of the assessments by MICT and its advisors, as to all legal, accounting, regulatory and tax matters with respect to MICT and the Business Combination.

In formulating its opinion, CoView considered only the Business Combination as set forth in the draft Agreement that it reviewed, and CoView did not consider, and its opinion did not address, the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors of employees of any party to the Business Combination, or such class of persons, in connection with the Business Combination whether relative to the proposed consideration or otherwise. CoView expressed no opinion as to the prices at which MICT shares will trade at any time or as to the impact of the Business Combination on the solvency or viability of MICT, or the ability of MICT, BI China or ParagonEx to pay their respective obligations when they come due. CoView’s opinion is necessarily based on financial, economic, market, tax and other conditions as in effect on, and the information made available to CoView as of, the date hereof. Events occurring after the date hereof may affect its opinion and the assumptions used in preparing it, and CoView does not assume any obligation to update, revise or reaffirm its opinion.

Financial Analyses

The following summarizes the financial analyses reviewed by CoView with the MICT Board at its meeting on November 14, 2018, and subsequently updated as of December 17, 2018, which was considered by CoView in rendering its opinion. Considering such data without the full narrative description of the financial analyses could create a misleading or incomplete view of CoView’s financial analyses.

In arriving at its opinion, CoView did not attribute any particular weight to any analysis or factor considered by it and the order of the analyses described below does not represent the relative importance or weight of any of these. Rather, CoView made qualitative judgements as to the significance and relevance of each analysis and factor. Accordingly, CoView believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

The description below explains CoView’s methodology for evaluating the fairness, from a financial point of view, of the Transactions as a whole. No company or transaction used in the analyses described below is identical or directly comparable to MICT, BI China, ParagonEx or the Business Combination and the summary set forth below does not purport to be a complete description of the analyses or data presented by CoView.

MICT

Internal Valuation

CoView conducted an internal valuation of MICT to derive its value as close to the contemplated closing date as possible. This method looks at how the public market, post-announcement, valued MICT. To arrive at the internal valuation, CoView took MICT’s market capitalization as of December 15, 2018, and added net debt on the balance sheet. CoView then subtracted an amount equivalent to 50.07% of the current market capitalization of Micronet (TASE: MCRNL), therefore accounting for the spin-off of the Micronet assets to the post-tender offer, pre-Business Combination stockholders of MICT. The results obtained through this methodology were as follows:

Components of the Internal Valuation

In $000’s, other than share prices. Share prices as of 12/15/2018
MICT Stock Price (NASDAQ: MICT):	$0.37
MICT shares outstanding:	9,592
MICT Market Cap:	$3,549
MICT Net Debt:	$560
Micronet Stock Price (TASE:MCRNL):	$0.14
Micronet Shares Outstanding:	24,347
Micronet Market Cap:	$3,409
MICT Ownership in Micronet: (including ownership by David Lucatz or his affiliates)	50.07% or $1,707

Value of MICT as an Exchange-Listed Company – in $000’s

MICT Market Cap:	$3,549
(less) Market Value of MICT’s ownership in MCRNL:	$1,707
MICT Market Cap Post-Spin-Off of MCRNL:	$1,842
(plus) MICT Net Debt:	$560
Enterprise Value of MICT “Shell”:	$2,402

Comparable Transaction Analysis – Exchange-Listed Companies

CoView analyzed eight reverse merger transactions, looking at the value of exchange-listed companies at closing. The transactions included the following:

Closing Date	Target (Exchange-Listed Company)	Buyer
08/09/18	Leading Brands, Inc.	Liquid Media Group
03/26/18	EnerJex Resources, Inc.	AgEagle Aerial Systems, Inc.
01/30/18	WPCS International Incorporated	DropCar, Inc.
04/19/17	Dipexium Pharmaceuticals, Inc.	PLx Pharma Inc.
02/13/17	Signal Genetics, Inc.	Miragen Therapeutics, Inc.
10/26/16	Yuma Energy, Inc.	Yuma Energy, Inc.
08/25/16	Lucas Energy, Inc.	Camber Energy, Inc.
Pending	Apricus Bioscience, Inc.	Seelos Therapeutics

CoView selected companies that were involved in a reverse merger regardless of the sectors in which they operated, as the sector was not relevant. CoView included companies trading on major US stock exchanges (NYSE, NASDAQ, and AMEX). In order to value the exchange-listed company, CoView started with the market capitalization of MICT at closing, added liabilities to the market capitalization and subtracted tangible assets (at orderly liquidation value), preferred equity and minority interests, thus arriving at the adjusted Enterprise Value of exchange-listed companies involved in reverse mergers. The results obtained through this methodology were as follows:

Comparable Transaction Analysis – Exchange-Listed Companies

In $000’s	Median	Mean
Adj. Enterprise Value of Shells	$6,573	$7,448

BI China

Comparable Company Analysis

CoView analyzed the relative valuation multiples of exchange-listed companies operating in the lottery and gaming industry, which included:

●	500.com Limited

●	888 Holdings plc

●	International Game Technology

●	Scientific Games Corporation

●	The Stars Group, Inc.

CoView calculated the mean, median, 25th percentile and 75th percentile of the Enterprise Value/2019E EBITDA multiples of the selected companies and applied such multiples to BI China’s 2019E earnings before interest, tax, depreciation and authorization (“EBITDA”), deriving a range of Implied Enterprise Values for BI China. CoView also calculated a range of Implied Equity Values for BI China. To arrive at the range of Implied Equity Values, CoView added BI China’s net cash as per the Acquisition Agreement to the Enterprise Values previously calculated. The results obtained through this methodology were as follows:

BI China – Comparable Company Analysis

In $000’s	25th Perc.	Median	Mean	75th Perc.
Multiple	6.06x	6.78x	7.18x	7.89x
BI China Implied Enterprise Value	$146,296	$163,545	$173,219	$190,469
BI China Implied Equity Value	$158,642	$175,891	$185,565	$202,815

Comparable Transaction Analysis

CoView analyzed publicly available information relating to selected majority acquisitions of companies operating in a similar sector and subject to similar risks as BI China announced in the last three years. CoView then prepared a summary of multiples paid in these transactions. The selected transactions used in the analysis included:

Closing Date	Target	Buyer
10/09/2018	GoldBet srl	Gamenet S.p.A.
07/10/2018	Sky Betting and Gaming	The Stars Group Inc.
06/05/2018	Snaitech S.p.A.	Pluto (Italia) S.p.A.
04/23/2017	William Hill Australia Trading	CrownBet Pty Limited
04/13/2018	Mars LLC	GVC Holdings PLC
03/28/2018	Ladbrokes Coral Group plc	GVC Holdings PLC
12/22/2017	Tatts Group Limited	Various Buyers
06/06/2017	32Red Plc	Kindred Group
06/01/2017	Double Down Interactive LLC	DoubleUGames Co.
03/21/2017	NetPlay TV Limited	Betsson AB
12/15/2016	Sisal Group S.p.A	CVC Capital Partners

CoView calculated the mean, median, 25th percentile and 75th percentile of the Implied Enterprise Value/EBITDA multiples of the targets at closing date and applied such multiples to BI China’s 2019E EBITDA to derive a range of Implied Enterprise Values for BI China. CoView also calculated a range of Implied Equity Values for BI China. To arrive at the range of Equity Values, CoView added BI China’s net cash as per the Acquisition Agreement to the Implied Enterprise Values previously calculated. The results obtained through this methodology were as follows:

BI China - Comparable Transaction Analysis

In $000’s	25th Perc.	Median	Mean	75th Perc.
Multiple	6.66x	7.09x	10.49x	15.64x
BI China Implied Enterprise Value	$160,568	$171,064	$253,075	$377,353
BI China Implied Equity Value	$172,768	$183,264	$265,275	$389,553

Discounted Cash Flow Analysis

CoView estimated a range of Enterprise Values for BI China based upon the present value of BI China’s estimated unlevered free cash flows for fiscal years ended December 31, 2019 through December 31, 2021. CoView used unlevered free cash flows defined as earnings before interest, after taxes, plus depreciation, plus amortization, less capital expenditures, less changes in net working capital. The discounted cash flow analysis was based on the Projections. Due to lack of management balance sheet projections, CoView utilized a combination of BI China’s historical financials and industry metrics to calculate changes in net working capital. In performing this analysis, CoView utilized discount rates ranging from 18% to 22%, representing the weighted average cost of capital calculated for BI China, plus a size premium and an “alpha factor”. BI China’s cost of equity was derived using the capital asset pricing model while its cost of debt was assumed to be the interest rate on BI China’s convertible notes. A size premium was added to the rate as BI China is significantly smaller than its peers in terms of market capitalization. An alpha factor was incorporated in the discount rate as several business specific risks associated with BI China are not shared with its peers and thus are not captured by the industry’s unlevered beta. Consistent with the periods included in the Projections, CoView used calendar year 2021 as the final year of the analysis and applied an Enterprise Value/EBITDA multiple ranging from 6x to 9x to BI China’s 2021 projected EBITDA to derive a range of terminal values for BI China in 2021. CoView then discounted the terminal value to present using BI China’s weighted average cost of capital and added the result to the present value of BI China’s unlevered free cash flows to derive a range of Implied Enterprise Values. The resulting range of Enterprise Values was adjusted by BI China’s net cash to arrive at a range of Implied Equity Values for BI China. The discounted cash flow analysis was based upon certain assumptions described above derived from the Projections and discussions held with BI China’s management.

CoView reviewed the range of Implied Enterprise Values and Implied Equity Values derived through the discounted cash flow analysis to arrive at a range of values for BI China. CoView then compared this range of values for BI China to the consideration to be paid to BI China in accordance with the Acquisition Agreement. The results obtained through this methodology were as follows:

BI China Discounted Cash Flow Analysis

In $000’s	Low	High
BI China Implied Enterprise Value	$342,097	$508,901
BI China Implied Equity Value	$354,297	$521,101

ParagonEx

Comparable Company Analysis

CoView analyzed the relative valuation multiples of exchange-listed companies involved in online trading/market making activities, which included:

●	Gain Capital Holdings, Inc.

●	Virtu Financial, Inc.

●	Plus500.com Ltd.

●	CME Group Inc.

●	IG Group Holdings plc

CoView reviewed the mean, median, 25th percentile and 75th percentile of the LTM Enterprise Value/EBITDA multiples of the selected companies and applied such multiples to ParagonEx’s 2018E EBITDA, as provided in the Projections, to derive a range of Implied Enterprise Values for ParagonEx. As ParagonEx is entering the transaction on a debt-free, cash-free basis, the Implied Enterprise Value of ParagonEx is equal to the Implied Equity Value. The results obtained through this methodology were as follows:

ParagonEx - Comparable Company Analysis

In $000’s	25th Perc.	Median	Mean	75th Perc.
Multiple	2.93x	5.74x	8.97x	9.04x
ParagonEx Implied Equity Value	$49,292	$96,603	$151,121	$152,248

Comparable Transaction Analysis

CoView analyzed publicly available information relating to selected majority acquisitions of companies operating in a similar sector and subject to similar risks as ParagonEx announced in the last three years. Due to the limited number of publicly-disclosed transactions within the online trading sector, some companies involved in these transactions may not be fully comparable to ParagonEx, but they all operate in the financial sector and are subject to similar risks as ParagonEx. The selected transactions used in the analysis included:

Closing Date	Target	Buyer
10/01/2018	Eze Software Group	SS&C Technologies Holdings
07/17/2018	Actian Corporation	HCL Technologies Limited and Sumeru Equity Partners
12/14/2017	Trayport Limited	TMX Group Limited
08/31/2017	The Yield Book Inc. and Citigroup Index	FTSE International Limited
02/28/2017	BATS Global Markets, Inc.	Cboe Holdings, Inc.
12/14/2015	Interactive Data Holdings	Intercontinental Exchange

CoView calculated the mean, median, 25th percentile and 75th percentile of the Implied Enterprise Value/EBITDA multiples of the targets at closing and applied such multiples to ParagonEx’s 2018E EBITDA, to derive a range of Implied Enterprise Values for ParagonEx. As ParagonEx is entering the transaction on a debt-free, cash-free basis, the Implied Enterprise Value of ParagonEx is equal to the Implied Equity Value. The results obtained through this methodology were as follows:

ParagonEx - Comparable Transaction Analysis

In $000’s	25th Perc.	Median	Mean	75th Perc.
Multiple	13.30x	14.35x	15.18x	17.45x
ParagonEx Implied Equity Value	$224,038	$241,641	$255,691	$293,800

Discounted Cash Flow Analysis

CoView estimated a range of Enterprise Values for ParagonEx based upon the present value of ParagonEx’s estimated unlevered free cash flows for fiscal years ended December 31, 2019 through December 31, 2021. CoView used unlevered free cash flows, defined as earnings before interest, after taxes, plus depreciation, plus amortization, less capital expenditures, less net change in working capital. This discounted cash flow analysis was based on the Projections. In performing this analysis, CoView utilized discount rates ranging from 15.5% to 19.5%, representing the weighted average cost of capital of ParagonEx, plus a size premium and an “alpha factor”. ParagonEx does not carry any debt, thus the weighted average cost of capital is based solely on its cost of equity, which was derived using the capital asset pricing model. A size premium was added to the rate as ParagonEx is significantly smaller than its peers in terms of market capitalization. An “alpha factor” was incorporated in the discount rate as several business specific risks associated with ParagonEx are not shared with its peers and thus are not captured by the industry’s unlevered beta. CoView used calendar year 2021 as the final year of the analysis and applied an Enterprise Value/EBITDA multiple ranging from 6x to 9x to ParagonEx’s 2021 EBITDA to derive a range of terminal values for ParagonEx in 2021. CoView then discounted the terminal value to present using ParagonEx’s weighted average cost of capital and added the result to the present value of ParagonEx’s unlevered free cash flows to derive a range of Implied Enterprise Values. As ParagonEx is entering the transaction on a debt-free, cash-free basis, PargonEx’s Implied Enterprise Value is equal to its Implied Equity Value. The discounted cash flow analysis was based upon certain assumptions described above derived from the Projections and discussions held with ParagonEx’s management.

CoView reviewed the range of Implied Equity Values derived through the discounted cash flow analysis to arrive at a range of values for ParagonEx. The results obtained through this methodology were as follows:

ParagonEx – Discounted Cash Flow Analysis

In $000’s	Low	High
ParagonEx Implied Equity Value	$137,710	$203,122

GFH

Discounted Cash Flow Analysis

CoView conducted a valuation of the entire enterprise arising after the Business Combination. As per the Projections, CoView took into account revenues of BI China, ParagonEx as well as other revenue streams that fall outside of the Projections for BI China and ParagonEx, including “Play for Fun”, Hong Kong trading income and commodities exchange. As the targets have not specifically been identified, CoView did not include revenues derived from acquisitions that GFH plans to execute after the Business Combination. CoView estimated a range of Enterprise Values for GFH based upon the present value of GFH’s estimated unlevered free cash flows for fiscal years ended December 31, 2019 through December 31, 2021. CoView used unlevered free cash flows defined as earnings before interest, after taxes, plus depreciation, plus amortization, less capital expenditures, less change in net working capital. The discounted cash flow analysis was based on the Projections. In performing this analysis, CoView utilized discount rates ranging from 16% to 20%, representing a hybrid rate of the weighted average cost of capital of BI China and ParagonEx, weighted by the percentage of total revenue of GFH generated by each revenue stream. In terms of the incremental revenue streams, CoView assigned to “Play for Fun” a discount rate equivalent to BI China’s discount rate and to “Hong Kong trading” and “commodities exchange” a discount rate equivalent to ParagonEx’s discount rate. Such rates were involved into the weighting scheme described above to arrive at a discount rate for GFH as a whole. Consistent with the periods included in the Projections, CoView used calendar year 2021 as the final year of the analysis and applied an Enterprise Value/EBITDA multiple ranging from 5x to 7x to GFH’s 2021 projected EBITDA to derive a range of terminal values for GFH in 2021. CoView then discounted the terminal value to present using GFH’s weighted average cost of capital and added the result to the present value of GFH’s unlevered free cash flows to derive a range of Implied Enterprise Values. The resulting range of Enterprise Values was adjusted by GFH’s net cash (taking into account transaction expenses) to arrive at a range of Implied Equity Values for GFH. The discounted cash flow analysis was based upon certain assumptions described above derived from the Projections and discussions held with BI China’s and ParagonEx’s management.

CoView reviewed the range of Implied Enterprise Values and Implied Equity Values derived through the discounted cash flow analysis to arrive at a range of values for GFH. The results obtained through this methodology were as follows:

GFH – Discounted Cash Flow Analysis

In $000’s	Low	High
GFH Implied Enterprise Value	$646,752	$889,072
GFH Implied Equity Value	$648,204	$890,525

CoView then multiplied the high and low end points of the range of Implied Equity Values for GFH to the percentage ownership to be retained by post-tender offer MICT Stockholders in GFH (excluding BNN Stockholders) post-transaction on a fully diluted basis to arrive at a range of values retained by MICT Stockholders. The results obtained through this methodology were as follows:

Value Retained by MICT Stockholders (excluding BNN Stockholders)

In $000’s	Low	High
GFH Implied Equity Value	$648,204	$890,525
Percentage to be retained by MICT Stockholders	3.51%	3.51%
Total Value of GFH retained by MICT Stockholders	$22,752	$31,257

Sum-of-Parts Analysis

CoView also conducted a sum-of-parts analysis, only taking into account revenues generated by BI China and ParagonEx. This valuation is more conservative than the discounted cash flow analysis described above as it disregards revenues generated by incremental revenue streams such as “Play for Fun”, Hong Kong trading and commodities exchange. CoView took the low, midpoint and high Implied Equity Values for both BI China and ParagonEx derived through the comparable company analysis, comparable transaction analysis and discounted cash flow analysis and added each value together in order to arrive at a range of Implied Equity Values for GFH. The results obtained through this methodology were as follows:

GFH - Sum-of-Parts Analysis

In $000’s	Low	Midpoint	High
BI China Implied Equity Value	$158,642	$347,081	$521,247
ParagonEx Implied Equity Value	$49,292	$171,546	$293,800
GFH Implied Equity Value	$207,934	$518,627	$815,047

Based on the above, CoView multiplied the low, midpoint and high Implied Equity Values for GFH to the percentage ownership to be retained by post-tender offer MICT Stockholders in GFH (excluding BNN Stockholders) post-transaction on a fully diluted basis to arrive at a range of values retained by MICT Stockholders. The results obtained through this methodology were as follows:

Value Retained by MICT Stockholders (excluding BNN Stockholders)

In $000’s	Low	Midpoint	High
GFH Implied Equity Value	$207,934	$518,627	$815,047
Percentage to be retained by MICT Stockholders	3.51%	3.51%	3.51%
Total Value of GFH retained by MICT Stockholders	$7,298	$18,203	$28,608

Conclusion

Through an analysis of comparable exchange-listed companies, CoView arrived at mean and median values of $7.44 million and $6.57 million, respectively, for exchange-listed companies. CoView arrived at a value of $2.4 million based on an internal valuation of MICT.

MICT Exchange-Listed Company Valuation

(based on Comparable Reverse Merger Transactions and Internal Valuation)

In millions	Mean	Median
Comparable Exchange-Listed Valuation	$6.75	$7.45
MICT Internal Valuation	$2.4

Employing various valuation methodologies, CoView arrived at a range of Implied Equity Values for GFH. By multiplying the low and high ends of this range by the percentage ownership to be retained by post-tender offer MICT Stockholders in GFH (excluding BNN Stockholders) post-transaction on a fully diluted basis (3.51%), CoView derived a range of values to be retained by MICT Stockholders ranging from $7.29 million to $31.26 million. CoView’s final results were as follows:

Value Retained by MICT Stockholders in GFH

In millions	Low	High
GFH: DCF Valuation	$22.75	$31.26
GFH: Sum-of-Parts Valuation	$7.29	$28.61

Thus CoView, based on the information provided by management of MICT, BNN and ParagonEx, without independent verification, is of the conclusion that the Transaction as a whole, from a financial point of view, is fair to the stockholders of MICT (other than BNN Stockholders).

Item 5. Persons/Assets Retained, Employed, Compensated or Used

In March 2017, MICT entered into an Investment Banking Agreement with Sunrise pursuant to which Sunrise agreed to assist MICT in identifying, analyzing, structuring, and negotiating suitable business opportunities, such as a sale of stock or assets, merger, tender offer, joint venture, financing arrangement, private placement, or any similar transaction or combination thereof. The parties initially disagreed as to the amount of the fee that would be payable upon the closing of the transactions contemplated by the Acquisition Agreement. There are also questions about the applicability of the Sunrise Agreement to the Business Combination, and it is thus not clear whether or not Sunrise shall be owed any transaction fee upon the closing of the Business Combination.  The parties are having discussions with a view to settling these issues, but there can be no assurance that a settlement will be reached. In any event, even if it is determined that Sunrise is entitled to a transaction fee, MICT, BNN and ParagonEx believe that such fee shall not exceed seven percent (7%) of the aggregate consideration to be received by the holders of MICT Common Stock, and possibly the right to participate in seven percent (7%) of the shares of MICT Common Stock to be distributed in the Spin-Off. Such parties also believe that Sunrise’s initial position was that it was entitled to a fee equal to seven percent (7%) of the total value of the shares of GFH to be received by all of the parties of the Acquisition Agreement.

Information pertaining to the retention of CoView in “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Adviser” is incorporated herein by reference.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained, compensated or used any person to make solicitations or recommendations to the stockholders of the Company with respect to the Offer.

Item 6. Interest in Securities of the Subject Company

No transactions with respect to Common Stock have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the filing of this Statement, except as follows:

On December 17, 2018, the Company entered into the Yorkville Agreement with Yorkville with respect to (i) the secured convertible debentures due October 1, 2019 held by Yorkville, which were issued pursuant to that certain securities purchase agreement dated March 29, 2018 between Yorkville, the Company, and Enertec Electronics Ltd. (the “Debentures”), and (ii) the warrants to purchase an aggregate of 1,187,500 shares of the Company’s common stock held by Yorkville, with exercise prices ranging from $1.50 to $4.00 and expiration dates ranging from June 30, 2021 to March 29, 2023 (collectively, the “Warrants”). Pursuant to the Yorkville Agreement, in connection with the transactions contemplated by the Acquisition Agreement and effective upon the consummation of the Business Combination, the Warrants shall be replaced by certain new warrants (the “Replacement Warrants”) exercisable at $2 per share for a number of ordinary shares of GFH equal to the number of shares underlying the Warrants immediately prior to the effectiveness of the Business Combination (subject to adjustment as described therein). Yorkville also agreed that it would not convert the Debentures into more than one million shares of the Company’s common stock during the period between the execution of the Yorkville Agreement and the earlier to occur of the effectiveness of the Business Combination or the termination of the Acquisition Agreement. The foregoing description of the Yorkville Agreement and the Replacement Warrants does not purport to be complete and is qualified in its entirety by reference to the Yorkville Agreement and the Replacement Warrants, forms of which are filed herewith as Exhibits (e)(3) and (e)(4), respectively, and incorporated herein by reference.

On February 5, 2019, Jeffrey Bialos was granted 80,000 restricted shares as consideration for certain special efforts and services performed by Mr. Bialos in connection with negotiations for the Business Combination and the transactions contemplated thereby.

Item 7. Purposes of the Transaction and Plans or Proposals

Except as set forth herein, including but not limited to in connection with the Business Combination and the Spin-Off, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to or would result in (a) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company, or any other person; (b) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any subsidiary of the Company; (c) any purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (d) any material change in the present dividend rate or policy, indebtedness, or capitalization of the Company.

Except as set forth herein, to the knowledge of the Board and the Company, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the immediately preceding paragraph.

Item 8. Additional Information

The Spin-Off

Pursuant to the Acquisition Agreement, and subject to the closing of the Business Combination, it is contemplated that MICT shall spin-off its holdings in Micronet to MICT’s stockholders who retain shares of MICT after the Offer, provided that seven percent (7%) of the shares of Micronet otherwise distributable to MICT’s stockholders will be held back for potential issuance to Sunrise, Trump Securities or their Affiliates as payment for any claims for transaction fee payable to Sunrise under the Sunrise Agreement.

Micronet is a publicly traded company on the Tel Aviv Stock Exchange that operates in the Mobile Resource Management market and designs, develops, manufactures and sells rugged mobile computing devices that provide fleet operators and field workforces with computing solutions in challenging work environments. For a more complete discussion of Micronet’s business, see Micronet’s public filings in connection with its listing on the Tel Aviv Stock Exchange. Following the Spin-Off, the shares of Micronet that are spun-off to MICT’s stockholders who retain shares of MICT after the Offer are expected to continue to trade on the Tel Aviv Stock Exchange, and it is not contemplated that such shares will be listed on any U.S. exchange. Further, the Acquisition Agreement provides that MICT may sell certain of its shares of Micronet during the interim period if such sales are necessary to complete the transactions contemplated by the Acquisition Agreement, including the Spin-Off, and accordingly, there is no way for MICT’s stockholders to determine at this time how many shares of Micronet will be distributed or the number of shares of Micronet they will be entitled to upon the completion of the Spin-Off.

Moreover, Micronet anticipates that it will be required to obtain, and it is currently in the process of seeking, additional financing, which is likely to be dilutive to Micronet’s stockholders, due to an increase in cash flow needs on the one hand, and the utilization of most of its existing resources on the other. Such increase in cash flow needs is due to both a significant decrease in Micronet’s recent sales results, and a lower sales forecast than in previous years. This recent decline in Micronet’s sales forecast is driven by a number of factors, including a decrease in the rate of sales of Micronet’s customers to end customers, delays in the launch of the new generation of products, and a decrease in demand due to delays in the implementation of the Electronic Logging mandate. These factors are expected to result in significant cash flow deficits through 2019.

Given the uncertainty as to the number of shares of Micronet to be distributed, Micronet’s need for financing, and the difficult position Micronet currently is in, MICT’s stockholders should not ascribe significant value to the Spin-Off in determining whether or not to participate in the Offer.

The fair market value of the Micronet shares that stockholders receive in connection with the Spin-Off (including the amount of any taxes withheld therefrom) will generally be includable in such stockholders’ gross income as dividend income on the date of receipt, to the extent that the distribution is paid out of MICT’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles).

Dissenters’ Rights

In accordance with Section 262 of the Delaware General Corporation Law, no appraisal rights shall be available to holders of shares of MICT Common Stock in connection with the Merger.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Business Combination that may become payable to the MICT named executive officers, in accordance with SEC rules and as determined as of the end of MICT’s 2018 fiscal year. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section, MICT uses this term to describe this Business Combination-related compensation payable to MICT’s named executive officers, who are MICT’s current Chief Executive Officer and principal financial officer and its former Chief Financial Officer. The tables below summarize potential golden parachute compensation, if any, that each named executive officer could be entitled to receive from MICT if the Business Combination is completed. Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described herein. Accordingly, the actual amounts, if any, to be received may differ in material respects from the amounts set forth below.

All Golden Parachute Compensation(4)
	Cash		Equity		COBRA Benefits	Total
David Lucatz	$392,079	(1)	$30,000	(2)	$—	$422,079
Moran Amran	$—		$—		$—	$—
Tali Dinar(3)	$—		$—		$—	$—

(1)	This amount represents the total estimated cash bonus payable to DLC, an entity controlled by Mr. Lucatz, pursuant to that certain Management and Consulting Services Agreement dated November 26, 2012 by and between MICT and DLC (the “Consulting Agreement”). Under the Consulting Agreement, Mr. Lucatz, through DLC, is entitled to receive a one-time bonus of 0.5% of the purchase price of the acquisition of MICT as a result of the Business Combination, or $92,079. Such estimated amount is calculated as 0.5% of the MICT acquisition value, which in turn was estimated by (i) multiplying the GFH Purchase Price Per Share (defined hereinafter) by 11,092,115, which represents the aggregate number of shares of GFH that current stockholders of MICT will receive upon the consummation of the Business Combination, (ii) adding $1.50 million, the enterprise value of Micronet, and (iii) subtracting 7% of such value to represent the shares that are being held back for issuance to Sunrise, Trump Securities or their Affiliates. The amount also represents $300,000, which Mr. Lucatz is entitled to receive from DPW Holdings, Inc. (“DPW”), over the next two years, pursuant to a consulting agreement (the “DPW Consulting Agreement”), among Micronet, Enertec Management Ltd., Enertec Systems 2001 Ltd., Coolisys Technologies Inc., DPW and Mr. Lucatz, as a result of the rights and obligations under the DPW Consulting Agreement being assigned to Mr. Lucatz.

(2)	Mr. Lucatz will be granted options to purchase up to 300,000 shares of GFH Common Stock at an exercise price of $1.65 per share. However, these options have an exercise price above $0.84 (the average closing market price per share of MICT Common Stock over the first five business days following the public announcement of the Merger), and therefore, based on the difference between $0.84 and the option exercise price, no vesting of in-the-money option awards will be accelerated as a result of the Merger. Furthermore, under the DPW Consulting Agreement, which was assigned to Mr. Lucatz, Mr. Lucatz is entitled to receive 150,000 restricted shares of DPW Class A common stock from DPW for each of the next two years, the estimated value of which, based on the closing price of the DPW Class A common stock on February 1, 2019, is an aggregate of $30,000.

(3)	On August 13, 2018, Mrs. Tali Dinar, MICT’s Chief Financial Officer, and MICT, jointly agreed to terminate her employment. Mrs. Dinar continued to provide her services to MICT as required under Israeli law/her engagement agreement until January 13, 2019. Mrs. Dinar’s employment termination was not as a result of any disagreement or dispute with MICT but rather as a result of the current needs of MICT as a result from the sale of MICT’s subsidiary, Enertec Systems 2001, Ltd.

(4)	The named executive officers are not entitled to receive pension or non-qualified deferred compensation benefits or enhancements or any tax reimbursements in connection with the Business Combination.

Subject to, and upon Closing of, the Acquisition Agreement and the related Business Combination, MICT is permitted to issue to its Mr. Lucatz up to 300,000 options to purchase ordinary shares of GFH with an exercise price of $1.65 per share (the “GFH Purchase Price Per Share”), which shall be granted as success bonuses under MICT’s existing Stock Incentive Plans or under the GFH Equity Plan (including the GFH Israeli Sub-Plan) and which shall be converted into MICT Replacement Options and which, for the avoidance of doubt, and notwithstanding the termination of the employment or directorship of the optionholder, shall expire on the 15-month anniversary of the Closing Date. In addition, DLC, is entitled to receive (i) an annual bonus of 3% of the amount by which the annual EBITDA for such year exceeds the average annual EBITDA for 2011 and 2010, or $0, and (ii) a one-time bonus of 0.5% of the purchase price of any acquisition completed by MICT during the term of the agreement, or approximately $92,079, as a result of the Business Combination. Furthermore, following the Business Combination, the rights and obligations under the DPW Consulting Agreement will be assigned to Mr. Lucatz. Pursuant to the DPW Consulting Agreement, Coolisys Technologies Inc. will, for each of the next two years, pay Mr. Lucatz a consulting fee of $150,000 as well as issue Mr. Lucatz 150,000 restricted shares of DPW Class A common stock, which restricted shares are valued at $15,000 based on the closing stock price of DWP Class A common stock on February 1, 2019.

Anti-Takeover Statute

As a Delaware corporation, MICT is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder), the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (3) at or following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation; and (b) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In connection with its approval of the Acquisition Agreement, the Offer and the Transactions, the Board adopted resolutions approving the Acquisition Agreement and the transactions contemplated thereby, including the Offer, the Merger and any related documents for purposes of Section 203, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement and the related agreements.

MICT is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any other anti-takeover applicable law becomes or is deemed to be applicable to MICT, the Offer, the Transactions, or related documents (including, without limitation, the Acquisition Agreement), then MICT and its board of directors intend to grant such approvals and take such actions as are necessary so that the transactions contemplated by the Acquisition Agreement may be consummated as promptly as practicable on the terms contemplated thereby and otherwise act to render such anti-takeover applicable law inapplicable.

Antitrust Compliance

Based upon an examination of publicly available information and other information relating to the businesses in which MICT is engaged, MICT believes that neither the purchase of Common Stock by BNN pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws. Nevertheless, the Company cannot be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Legal Proceedings

Information pertaining to the disagreement with Sunrise in “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference. Although none of MICT, BNN nor ParagonEx believe that there is any merit to Sunrise’s claim that it is entitled to more than the amount set forth above, if a settlement is not reached, it could result in litigation or other legal proceedings, which may cause MICT and/or GFH (which, pursuant to the Acquisition Agreement, shall be responsible for the settlement and payment of any claims brought under the Sunrise Agreement) to incur substantial costs defending such dispute, and which could delay the closing of the Business Combination or result in the termination of the Acquisition Agreement.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of MICT, please see the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and the Quarterly Reports on Form 10-Q for the three months ended March 31, 2018, June 30, 2018, and September 30, 2018.

Certain Forward-Looking Statements

This Statement may contain or incorporate by reference certain “forward-looking statements.” All statements other than statements of historical fact included or incorporated by reference in this Statement are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of risks and uncertainties could cause actual events or results to differ materially from these statements, including without limitation, the risk factors described from time to time in the Company’s documents and reports filed with the SEC. Accordingly, actual future events may differ materially from those expressed or implied in any such forward-looking statements.

The information contained in all of the exhibits referred to in Item 9 below is incorporated by reference herein.

Item 9. Exhibits

The following exhibits are filed or incorporated by reference as part of this Statement:

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated February 5, 2019 (Incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(ii)	Letter of Transmittal (Incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominee (Incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(2)	Opinion of CoView Capital, Inc. dated December 17, 2018 (Incorporated by reference to Annex I to this Statement).

(a)(3)	None.

(a)(4)	None.

(a)(5)(i)	Joint Press Release issued by BNN and MICT on July 2, 2018 (Incorporated by reference to exhibit 99.2 to the Form 8-K filed by MICT on July 2, 2018).

(a)(5)(ii)	Joint Press Release issued by BNN and MICT on December 20, 2018 (Incorporated by reference to exhibit 99.1 to the Form 8-K filed by MICT on December 21, 2018).

(e)(1)	Acquisition Agreement, dated December 19, 2018, by and among MICT, BNN, Global Fintech Holdings Ltd., Brookfield Interactive (Hong Kong) Limited, ParagonEx LTD and the other parties thereto (Incorporated by reference to exhibit 2.1 to the Form 8-K filed by MICT on December 21, 2018).

(e)(2)	Form of Voting and Support Agreement (Incorporated by reference to exhibit 10.1 to the Form 8-K filed by MICT on December 21, 2018).

(e)(3)	Amendment to Warrants and Debentures, dated as of December 17, 2018, by and among MICT and YA II PN, Ltd. (Incorporated by reference to exhibit 10.2 to the Form 8-K filed by MICT on December 21, 2018).

(e)(4)	Form of Common Stock Purchase Warrant (Incorporated by reference to exhibit 4.1 to the Form 8-K filed by MICT on December 21, 2018).

(e)(5)*	Form of Lock-Up Agreement.

(e)(6)

2012 Stock Incentive Plan, as amended to date (Incorporated by reference to Exhibit A to our Proxy Statement on Schedule 14A (File No. 001-35850) filed with the Securities and Exchange Commission on September 10, 2015).

(e)(7)	2014 Stock Incentive Plan (Incorporated by reference to Exhibit “C” to our Proxy Statement (File No. 001-35850), filed with the Securities and Exchange Commission on August 26, 2014).

(e)(8)

Form of Stock Option Agreement (Incorporated by reference to Exhibit 10.3 of our Quarterly Report on Form 10-Q20 for the fiscal quarter ended September 30, 2014, filed with the Securities and Exchange Commission on November 6, 2014).

(e)(9)

Standby Equity Distribution Agreement, dated as of June 30, 2016, between Micronet Enertec Technologies, Inc. and YA II PN, Ltd. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 5, 2016).

(e)(10)

Note Purchase Agreement, dated as of June 30, 2016, between Micronet Enertec Technologies, Inc., Enertec Electronics Ltd. and YA II PN, Ltd. (Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 5, 2016).

(e)(11)

Note Purchase Agreement, dated as of October 28, 2016, between Micronet Enertec Technologies, Inc., Enertec Electronics Ltd. and YA II PN, Ltd. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 1, 2016).

(e)(12)	Form of Promissory Note issued to YA II PN, Ltd. (Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 23, 2016).

(e)(13)	Form of Promissory Note (Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 9, 2017).

(e)(14)

Standby Equity Distribution Agreement, dated as of August 22, 2017, between Micronet Enertec Technologies, Inc. and YA II PN, Ltd. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 25, 2017).

(e)(15)

Supplemental Agreement, dated June 8, 2017, between Micronet Enertec Technologies, Inc., Enertec Electronics Ltd and YA II PN, Ltd. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 9, 2017).

(e)(16)

Supplemental Agreement, dated as of August 22, 2017, between Micronet Enertec Technologies, Inc., Enertec Electronics Ltd and YA II PN, Ltd. (Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 25, 2017).

(e)(17)

Promissory Note, dated as of August 22, 2017, between Micronet Enertec Technologies, Inc., Enertec Electronics Ltd and YA II PN, Ltd. (Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 25, 2017).

(e)(18)

Letter Agreement dated November 19, 2017, between Micronet Enertec Technologies, Inc. and YA II PN, Ltd. relating to Supplemental Agreement dated August 22, 2017 (Incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q or the quarter ended September 30, 2017, filed with the Securities and Exchange Commission on November 20, 2017).

(e)(19)

Letter Agreement dated November 19, 2017, between Micronet Enertec Technologies, Inc. and YA II PN, Ltd. relating to Standby Equity Distribution Agreement dated August 22, 2017 (Incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q or the quarter ended September 30, 2017, filed with the Securities and Exchange Commission on November 20, 2017).

(e)(20)

Securities Purchase Agreement, dated November 24, 2017 by and between Micronet Enertec Technologies Inc. and D-Beta One EQ, Ltd. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 24, 2017).

(e)(21)

Securities Purchase Agreement, dated February 22, 2018 by and between Micronet Enertec Technologies Inc. and D-Beta One EQ, Ltd. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 22, 2018).

(e)(22)

Securities Purchase Agreement, dated March 29, 2018 by and between Micronet Enertec Technologies Inc. and YA II PN, LTD (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 4, 2018).

(e)(23)

Share Purchase Agreement, dated December 31, 2017 among Micronet Enertec Technologies Inc., Enertec Management Ltd., Enertec Systems 2001 Ltd. and Coolisys Technologies Inc. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 2, 2018).

(e)(24)

Composite Copy of the Certificate of Incorporation of the Company, as amended to date (Incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form S-8 (File No. 333-199752), filed with the Securities and Exchange Commission on October 31, 2014).

(e)(25)	Certificate of Amendment to the Company’s Certificate of Incorporation dated July 13, 2018.

(e)(26)

Amended and Restated Bylaws of the Company (Incorporated by reference to Exhibit 3.5 of Amendment No. 2 to our Registration Statement on Form S-1 (File No. 333-185470), filed with the Securities and Exchange Commission on March 18, 2013).

(e)(27)	Common Stock Purchase Warrant dated June 30, 2016 (Incorporated by reference to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 5, 2016).

(e)(28)	Common Stock Purchase Warrant dated October 28, 2016 (Incorporated by reference to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 1, 2016).

(e)(29)	Amendment to Stock Purchase Warrant dated June 30, 2016 (Incorporated by reference to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 1, 2016).

(e)(30)	Common Stock Purchase Warrant dated December 22, 2016 (Incorporated by reference to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 23, 2016).

(e)(31)	Form of Series A Convertible Debenture (Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 4, 2018).

(e)(32)	Form of Series B Convertible Debenture (Incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 4, 2018).

(e)(33)	Form of Warrant issued to YA II on March 29, 2018 (Incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 4, 2018).

*	Filed herewith.

Annex I - Opinion of CoView Capital, Inc. dated December 17, 2018.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

MICT, INC.

By:	/S/ David Lucatz
Name:	David Lucatz
Title:	President and Chief Executive Officer

Dated: February 20, 2019

Annex I

780 Third Avenue - 31st Floor
New York, New York 10017
212-750-0011, Fax: 212-750-7234

CoView Capital, Inc.

December 17, 2018

The Board of Directors

MICT, Inc.

28 West Grand Avenue, Suite 3

Montvale, New Jersey 07645

Members of the Board of Directors

MICT, Inc. (“MICT” or the “Company”) has agreed to enter into a series of transactions (together the “Transaction”), which shall include but not be limited to the following: (i) BNN Technology PLC (“BNN”) will make a tender offer for approximately 20% of the outstanding shares of MICT, (ii) effect a merger through a merger sub whereby MICT shall become a wholly-owned subsidiary of Global Fintech Holdings Ltd (hereafter “BVI Pubco”), a newly-formed holding company in a reverse merger (the “merger”), pursuant to which every issued and outstanding share of MICT common stock shall be converted into 0.93 ordinary shares of BVI Pubco, (iii) purchase from BNN·, Brookfield Interactive (Hong Kong) Limited (hereafter, “Bl China”) which owns Beijing Brookfield Interactive Science &Technology, a Wholly Foreign-Owned Enterprise, for newly issued shares of BVI Pubco, (iv) purchase 100% of the stock of ParagonEX, Ltd. (“ParagonEX”) for cash, newly issued shares of BVI Pubco, and $10 million of senior unsecured promissory notes, (v) an aggregate of $25 million of equity in BVI Pubco for cash (a “PIPE offering”), which amount shall include, if necessary, the funds contributed by Bl China to cover any shortfall in the PIPE offering, the proceeds of which will be used for the acquisition of ParagonEX, and (vi) the spin off to the shareholders of MICT who had not tendered their shares to BNN, the shares of Tel-Aviv Stock Exchange-traded Micronet Ltd owned by MICT. This provision is not a comprehensive summary of the Transaction and remains subject in all respects to the descriptions of the Transaction provided in the Agreement (as defined below).

You have asked CoView Capital, Inc. (“CoView”) to render a written opinion (the “Opinion”) to the Board of Directors of MICT as to the fairness, from a financial point of view to the Company’s shareholders (other than BNN and its affiliates), of the Transaction, as a whole, as set forth in the Acquisition Agreement dated December 15, 2018 (the “Agreement”) to be entered into by and among MICT, Bl China, ParagonEX, and the other parties thereto. We have assumed for purposes of this Opinion that the Transaction will be consummated on the terms contemplated by the Agreement. This Opinion shall be solely for the benefit of MICT shareholders who have not tendered their shares to BNN and shall not be for the benefit of BNN or shareholders of BNN (unless such shareholders independently own shares of the Company and then only for those shares held independently of BNN).

The Agreement provides for MICT shareholders on a fully diluted basis to retain a minority interest in BVI Pubco, calculated post-closing of the Transaction, of 3.51%.

In arriving at CoView’s Opinion, we have, among other things, (i) reviewed the financial terms and conditions as stated in the draft of the Agreement dated December 15, 2018, the most recent draft made available to CoView; (ii) reviewed information provided in the Confidential Investor Information Package provided by Mirabaud & Cie, dated October 8, 2018; (iii) reviewed certain information related to the operations, financial condition and prospects, of MICT, ParagonEX and Bl China made available to CoView by each company, including, but not limited to, financial projections prepared by management of each company, and approved for use by CoView (the “Projections”); (iv) reviewed financial, operating and other information regarding the industries in which BNN and ParagonEX operate; (v) reviewed certain financial and stock market data of selected public companies that CoView deemed to be relevant; (vi) reviewed publicly available information concerning certain financial terms of selected transactions that CoView deemed to be relevant; (vii) performed a discounted cash flow analysis of BNN, ParagonEX and BVI Pubco (BVI Pubco projections included certain post-merger activities not independently included as part of BNN and ParagonEX) based upon Projections; (viii) reviewed current and recent market prices and trading volume for MICT’s common stock; (ix) conducted such other financial studies, analyses and inquiries, and considered such other information and factors, as CoView deemed appropriate; and (x) met and discussed with members of senior management of BNN, ParagonEX and MICT certain information relating to the aforementioned and other matters which CoView deemed relevant to its inquiry.

With MICT’s consent, CoView assumed and relied upon the accuracy and completeness of all information that was publicly available or supplied or otherwise made available by MICT, BNN and ParagonEX, or otherwise reviewed by or discussed with CoView, and CoView did not undertake any duty or responsibility to (nor did CoView) independently verify any of such information. CoView did not make or obtain an independent appraisal of the assets or liabilities (contingent or otherwise) of MICT, BNN or ParagonEX, nor was CoView furnished with any such evaluations or appraisals. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with CoView, CoView, with MICT’s consent, assumed that the Projections and such other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgements of management of BNN and ParagonEX or the party preparing such other information or data, that the forecasts will be realized in the amounts and time periods estimated and that they formed a reasonable basis upon which CoView could form its opinion. CoView relied upon MICT to advise CoView promptly if any information previously provided became inaccurate or was required to be updated during the period of its review and has assumed that all such information was complete and accurate in all material respects. CoView expressed no opinion with respect to the Projections or the assumptions on which they were based and does not in any respect assume any responsibility for the accuracy thereof. Furthermore, at MICT’s request and with MICT’s consent, CoView conducted certain analysis utilizing financial forecasts of BNN and ParagonEX prepared by their respective management. All such projected financial information were based upon numerous variables and assumptions and actual results could vary significantly from those set forth in such projected financial information. CoView relied upon, without independent verification, the assessment of management of BNN and ParagonEX, as provided to CoView and approved by MICT, as to the existing products and services of BNN and ParagonEX and the viability of, and risks associated with, the future products and services of BNN and ParagonEX (including without limitation, the development, testing and marketing of such products and services, the receipt of all necessary governmental and other regulatory approvals for the developments, and the life and enforceability of all relevant patents, licenses and intellectual and other property rights associated with such products and services).

A-2

CoView has assumed that the final form of the Agreement will not differ in any material respect from the draft that CoView reviewed, and that the merger will be consummated in accordance with the terms of the Agreement without waiver, amendment or delay of any terms or conditions thereto. Furthermore, CoView assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Agreement were true and correct and that each party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived. CoView relied upon and assumed, without independent verification, that (i) the merger would be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained and that no delay, limitations, restrictions or conditions would be material to its analysis or opinion or to contemplated benefits expected to be derived in the proposed Merger. CoView has relied upon, without independent verification, the assessment by the managements of MICT, BNN and ParagonEX of: (i) the strategic, financial and other benefits expected to result from the Merger; and (ii) the timing and risks associated with the integration of the Company with the other entities involved in the Transaction following the consummation of the Merger.

CoView expressed no view, and its opinion does not address the underlying business decision of MICT to effect the merger or the structure or tax consequences of the merger. In addition, CoView’s opinion does not address the relevant merits of the merger as compared to any other alternative business transaction or other alternatives, or whether or not such alternatives could be achieved or are available. CoView did not recommend any specific amount of consideration for the merger or that any specific consideration constituted the only appropriate consideration for the merger. CoView’s opinion is limited to the fairness, from a financial point of view, as of this date, of the Transaction taken as a whole. Subsequent developments may affect the conclusions expressed in CoView’s opinion if such opinion had been rendered at a later date and CoView disclaims any obligation to advise any person of any change in any manner affecting its opinion that may come to its attention after the date of the opinion. CoView is not a legal, tax or regulatory advisor. CoView expressed no opinion with respect to any other reasons (legal, business, or otherwise) that may support the decision of the Board to approve or consummate the merger. Furthermore, no opinion, counsel or interpretation was intended by CoView on matters that require legal, accounting or tax advice. CoView assumed that such opinions, counsel or interpretations had been or would be obtained from appropriate professional sources. Furthermore, CoView relied, with the consent of MICT’s Board of Directors and without independent investigation, on the fact that MICT was assisted by legal, accounting, regulatory and tax advisors, and, with the consent of MICT’s Board of Directors relied upon and assumed the accuracy and completeness of the assessments by MICT and its advisors, as to all legal, accounting, regulatory and tax matters with respect to MICT and the merger.

In formulating its opinion, CoView considered only the Transaction as set forth in the draft Agreement that it reviewed, and CoView did not consider, and its opinion did not address, the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors of employees of any party to the merger, or such class of persons, in connection with the merger whether relative to the proposed consideration or otherwise. CoView expressed no opinion as to the prices at which MICT shares will trade at any time or as to the impact of the merger on the solvency or viability of MICT, or the ability of MICT, BNN or ParagonEX to pay their respective obligations when they come due. CoView’s opinion is necessarily based on financial, economic, market, tax and other conditions as in effect on, and the information made available to CoView as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and CoView does not assume any obligation to update, revise or reaffirm this opinion.

CoView is a FINRA investment banking and advisory firm focused on middle market companies. CoView Capital, as part of its investment banking business, is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, private placements and valuations for corporate and other purposes. CoView is acting as an independent contractor and not as an agent of, or in a fiduciary capacity with the Company or its shareholders, and CoView will receive a fee from the Company for rendering this Opinion. In addition, the Company has agreed to reimburse CoView’s expenses and indemnify CoView for certain liabilities that may arise out of rendering this Opinion.

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The Opinion is for the benefit of the Board. We acknowledge and agree that (i) to the extent required by law or rules of the stock exchange relevant to the Transaction, the Company may disclose the Opinion and our name to governmental authority or regulatory body and (ii) the Company may include our name in, describe, and/or attach a copy of the Opinion to a proxy statement or similar document presented to the Company’s Shareholders in connection with a proxy solicitation.

We express no opinion or recommendation as to how any shareholder of MICT should vote at the Company’s shareholder meeting or otherwise or what action any shareholder should take with respect to any matters relating to the Transaction.

Based upon and subject to the foregoing, CoView’s work as described above and such other factors as we deemed relevant, it is CoView’s opinion that, as of the date hereof, the Transaction, as a whole, is fair to the shareholders of MICT (other than BNN and its affiliates) from a financial point of view.

Very truly yours,

/s/ CoView Capital, Inc.
CoView Capital, Inc.

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